Form 10-K405, Exhibit 13
period 1995-12-31
REGAL BELOIT CORP
filed 1996-03-20
CIK 82811

Exhibit 13.1


                       Annual Report to Shareholders

                              Table of Contents


          Financial Highlights

          Letter to shareholders

          Financial Review

          Directors and Officers

          About the Company

          Shareholder Information

Financial Highlights                                   REGAL-BELOIT CORPORATION
-------------------------------------------------------------------------------

                                                                Increase/(Decrease)
                                                                --------------------
                                                      1995         1994      Amount       %
---------------------------------------------------------------------------------------------
OPERATIONS (dollars in thousands)

Net Sales.........................................  $ 295,891   $ 242,650   $ 53,241    21.9%

Net Income........................................     32,818      23,129      9,689    41.9%

Net Income as a Percentage of Net Sales...........      11.1%        9.5%       1.6%    16.8%

Return on Average Shareholders' Investment........      26.6%       22.8%       3.8%    16.7%



BALANCE SHEET (dollars in thousands)

Working Capital...................................  $  70,377   $  55,115   $ 15,262    27.7%

Net Plant and Equipment...........................     72,692      65,785      6,907    10.5%

Total Assets......................................    175,480     167,665      7,815     4.7%

Long-term Debt....................................      2,884      16,022    (13,138)  (82.0%)

Shareholders' Investment..........................    135,873     110,545     25,328    22.9%




PER SHARE DATA

Net Income........................................  $    1.60    $   1.13   $    .47    41.6%

Dividends Declared................................        .39         .31        .08    25.8%

Shareholders' Investment..........................       6.61        5.40       1.21    22.4%

                                            On Average
                                           Shareholders     Earnings
                Net Sales    Net Income     Investment      Per Share
                ---------    ----------    ------------     ---------
1995            $ 295,891    $   32,818           26.6%     $    1.60
1994            $ 242,650    $   23,129           22.8%     $    1.13
1993            $ 219,883    $   14,246           16.1%     $     .70
1992            $ 199,769    $    9,451           11.4%     $     .47
1991            $ 152,213    $    5,533            6.8%     $     .27

Letter to Our Shareholders, Employees and Associates:
----------------------------------------------------
As you will see by our results, 1995 was a great year! The Company achieved new record highs for sales, net income and earnings per share. It may, at first glance, seem somewhat easy to have done. Customer demand was high most of the year, and nearly every industrial market experienced strong growth.
It wasn't, however, easy for the people on the factory floor. Material shortages, labor shortages, as well as power outages and extreme heat, all contributed to a significant challenge for our Divisions. It is here where
I believe we distinguished ourselves, and it is here that the results of our efforts made it a truly great year. Our people at every level were outstand-ing. Their work ethic, attitude and flexibility are rare, and they are, unquestionably, our most valuable asset. We thank you all for a job very well done.

 -----------------   Net sales were $295,891,000, up 21.9% over 1994 net sales
| Picture here    |  of $242,650,000. Approximately 56.5% of this sales
| of James L.     |  increase is attributed to our new acquisitions of Velvet
| Packard         |  Drive Transmission and our smaller Italian operation
| (President, CEO |  which were included in 1995 results for the full year.
| and Chairman    |  Our 1995 net income was $32,818,000, up 41.9% over 1994
| of the Board)   |  net income of $23,129,000.  Our earnings per share were
| standing behind |  $1.60 in 1995 as compared to $1.13 in 1994.  By the end
| a chair,        |  of the third quarter in 1995, we were already assured of
| leaning         |  another record year, having surpassed our previous 1994
| slightly        |  record performance for the entire year.
| forward with    |
| his hands on    |  In 1995, we increased cash dividends twice for a total of
| the top of the  |  25%.  We are pleased to inform you that again at the
| chair back.     |  January, 1996 Board meeting the Board of Directors
|                 |  increased dividends, this time by 20% to an annualized
|                 |  rate of $.48 per share.  The increased dividend will be
|                 |  paid to shareholders in April, 1996.
 -----------------
 James L. Packard

The strength of our markets in 1995 provided our Divisions the opportunity to maximize their performance and take full advantage of the many productivity improvements of the past several years. All Divisions responded exceptionally well, meeting the challenges of our customers increased demands.

The new Velvet Drive Transmissions Division performed well throughout the year as we were able to meet the needs of our customers while assimilating them into our way of doing business. We are confident that this Division will continue to be a solid contributor and another strong niche market for our Power Transmission Group.

Our foreign subsidiaries, while still less than 10% of our Power Transmission Group sales, more than doubled their net income performance over already improved 1994 levels. The addition of our operation in Italy allowed us to add several new products to existing markets and to expand the distribution of our core products. As noted in previous reports, our investment in equipment, facilities and new product design are producing good results. We plan to continue with our strategy to grow and expand our foreign operations.

Cutting Tools, on the first increased sales level in years, improved its income from operations 46% over that of 1994. Sales were solid in all markets with new markets being particularly strong. The cutting tool industry continues to undergo further manufacturing consolidations and substantial changes in its distribution channels. The dynamics of these new directions clearly place Regal-Beloit Corporation's Cutting Tool Group in the spotlight making it the "most viable option" for our customers in meeting the challenges of the future.

We are particularly pleased with our 1995 results in the area of capital spending. We entered the year with a challenging task; to intelligently justify and enact our capital plan. We are pleased to advise you that we achieved our objective having spent almost $14,000,000, which was 134% in excess of our depreciation. Capital spending remains a major objective for 1996, as we expect to exceed 1995 levels. Much of this spending will be directed toward product redesign and new products. However, the majority will be spent on productivity improvements, as has been the case in recent years.


FINANCIAL STRENGTH

Our financial position remains exceptionally strong. Our very solid cash flow permitted us to pay off nearly $10,000,000 of acquisition debt in less than five months. Our debt to total capitalization ratio at year end 1995 was a very modest 2.1%.


OUTLOOK

As we look forward to 1996 we have some concerns. No one expects 1996 to grow like 1995. There is, however, a strong belief that 1996 will be a good year, and some growth is possible in most of our markets. Incoming orders, while down from the strong pace of early 1995, are not down compared to the last quarter of 1995. Regardless, we feel very confident that we can deal with the economic conditions, whatever they may be.

If there is one area that was a disappointment in 1995, it would have been our inability to consummate an acquisition. There is no question that this remains a very high priority and considerable effort is being put forth in this regard. Our strategy is to continue to grow, both internally and through acquisitions.

Last year I closed this letter with the following: "The Company has never been more financially sound, more capable and more focused than we are at the present time. While we realize that the windows of opportunity are often brief and frequently difficult to see, few companies are better prepared than Regal-Beloit Corporation to take advantage of these situations." I am pleased to say that this statement is even more valid today.

                                             Sincerely,




                                             James L. Packard
                                             ----------------------------------
                                             James L. Packard
                                             Chairman, President,
                                             Chief Executive Officer

Selected Financial Information                         REGAL-BELOIT CORPORATION
-------------------------------------------------------------------------------
FIVE YEAR HISTORICAL DATA

                                             (In Thousands of Dollars Except Per Share Data)
                                      ----------------------------------------------------------
                                                            Year Ended December 31,
                                         1995        1994        1993        1992        1991
                                      ----------  ----------  ----------  ----------  ----------
Net Sales...........................  $  295,891  $  242,650  $  219,883  $  199,769  $  152,213
Net Income..........................      32,818      23,129      14,246       9,451       5,533
Total Assets........................     175,480     167,665     139,317     145,132     117,844
Long-term Debt......................       2,884      16,022      19,612      34,442      13,824
Per Share of Common Stock:
  Net Income........................        1.60        1.13         .70         .47         .27
  Cash Dividends Declared...........         .39         .31         .27         .26         .26
Average Number of Shares Outstanding  20,508,890  20,437,655  20,374,454  20,306,148  20,245,134

COMMON STOCK

                                                1995                           1994
                                    -----------------------------  -----------------------------
                                       Price Range      Dividends      Price Range     Dividends
                                      High       Low       Paid      High       Low       Paid
                                    --------  --------  - -------  --------  --------  ---------
1st Quarter.......................  $ 15 7/8  $ 12 1/8   $  .08    $ 14 1/4  $ 12 1/2    $ .070
2nd Quarter.......................    16 1/4    14          .09      14        12 3/8      .070
3rd Quarter.......................    20 1/2    14 3/4      .10      15 1/2    12 3/4      .075
4th Quarter.......................    23 1/8    17 1/2      .10      15 3/8    11 1/4      .080

Regal-Beloit has paid 142 consecutive quarterly dividends through January, 1996. The approximate number of holders of common stock as of December 31, 1995 is 1,287.

QUARTERLY FINANCIAL INFORMATION

                                    (In Thousands Except for Net Income Per Share)
                       ----------------------------------------------------------------------
                            1st Qtr           2nd Qtr           3rd Qtr           4th Qtr
                       ----------------  ----------------  ----------------  ----------------
                         1995     1994     1995     1994     1995     1994     1995     1994
                       -------  -------  -------  -------  -------  -------  -------  -------
Net Sales............. $74,340  $58,851  $76,265  $60,044  $71,551  $61,185  $73,735  $62,570
Gross Profit..........  21,160   16,437   22,217   17,371   21,692   17,972   21,392   19,811
Net Income............   7,381    4,631    8,375    5,521    8,433    6,132    8,629    6,845
Net Income Per Share..     .36      .23      .41      .27      .41      .30      .42      .33
Average Number of
  Shares Outstanding..  20,471   20,427   20,505   20,436   20,522   20,439   20,537   20,449

NOTE: All per share amounts are stated giving retroactive effect of a 2 for 1 stock split in 1994. Net income per share is based on the weighted average number of shares outstanding (as adjusted) during the respective periods.

Management's Discussion and Analysis of Financial Statements
-------------------------------------------------------------------------------
                                                       REGAL-BELOIT CORPORATION


RESULTS OF OPERATIONS

Overview

Net sales in 1995 were a record at $295,891,000, or 21.9% greater than 1994 net sales of $242,650,000 and 34.6% greater than 1993 net sales of $219,883,000.
Net income in 1995 was also a record at $32,818,000, or 41.9% greater than 1994 net income of $23,129,000, and 130.4% greater than 1993 net income of $14,246,000. On a per share basis, 1995 net income of $1.60 per share was 41.6% greater than 1994 net income of $1.13 per share and 128.6% greater than 1993 net income of $.70 per share. All earnings per share data have been restated to reflect the 2:1 stock split in August, 1994.


Sales

Business levels continued to improve again in 1995. In 1995, approximately 56.5% of the net sales increase over 1994 levels resulted from acquisitions. The remaining increases in 1995 were attributable to volume gains and selective selling price increases which approximated 7.0% and 3.0%, respectively. The Company's sales growth from 1993 to 1994 of 10.4% was likewise generated from approximately 7.0% volume increases and 3.0% to increases in selling prices but there were no acquisitions which had any material effect on 1993 or 1994 results.

Through acquisitions and internal growth, the Power Transmission Group now represents 87.3% of the Company's sales volume as compared to 86.2% and 84.6% in 1994 and 1993, respectively. Net sales for this group in 1995 of $258,325,000, represents a 23.6% increase over 1994 net sales of $209,048,000 and a 38.8% increase over 1993 net sales of $186,120,000. Exclusive of acquisitions in 1995 and 1994, net sales in this group still increased 9.2% in 1995 over the previous years levels. The net sales increase of 12.3% in 1994 over 1993 levels was generated without any material effect from acquisitions.

The Cutting Tool Group net sales in 1995 of $37,566,000 represents an 11.8% increase over 1994 net sales of $33,602,000 reversing a declining trend since 1989. Net sales in 1995 were also 11.3% over 1993 net sales of $33,763,000. Over the past several years during which sales declines have been taking place, the Cutting Tool Group has been undergoing consolidation and the streamlining of processes and systems. Consistent with general industry trends, the pattern of reducing selling prices or holding selling prices level due to lower customer demand and excess manufacturing capacity in the industry bottomed out in 1994. In particular, in 1995, net sales were aided by selective selling price increases as well as being successful in penetrating new distribution markets.

COSTS AND EXPENSES

Over the past several years, the Company has continued to invest in state-of-the-art equipment and automated manufacturing processes which have significantly improved manufacturing efficiency. Products have been continually redesigned to eliminate costs and utilize upgraded manufacturing equipment capabilities. In addition, in 1993, facility consolidations were completed to reduce costs and improve efficiencies of operations. The positive impact of many of these changes continued to be even more evident in 1993 through 1995 when the current economic recovery began having a positive effect on the Company's unit sales volumes. These changes significantly improved gross profits margins as a percentage of sales to levels of 29.2%, 29.5% and 26.0% in 1995, 1994 and 1993, respectively.

Operating expenses declined to 11.1% of net sales in 1995 from 13.4% in 1994 and 14.6% in 1993. These expenses, which are primarily fixed or semi-fixed in nature, generally do not increase at the same rate as sales increase, which was the case in each of these last three years.

As a result of increased sales, continued control over operating expenses and improved manufacturing efficiencies, income from operations as a percentage of sales increased significantly over the past three years to 18.1% in 1995 as compared to 16.1% in 1994 and 11.4% in 1993.

The Power Transmission Group continued to increase profitability in each of the last three years through higher sales volume, reduced costs and improved manufacturing processes. Income from operations in this Group increased 31.1% in 1995 to 20.1% of net sales. This increase followed a 39.5% improvement in income from operations in 1994 of 18.9% of net sales as compared to 15.2% in 1993.

Throughout the past three years, the Cutting Tool Group has directed its efforts towards more focused distribution and specialized products. The Group also consolidated manufacturing and distribution facilities with a concentration on making products which are more profitable. These factors have had a positive impact on improving income from operations which, in 1995, increased to 17.0% of net sales compared to 13.0% in 1994 and 2.8% in 1993.

Interest expense in 1995 of $776,000 was 19.3% less than 1994 and 49.2% less than 1993 based upon lower levels of debt outstanding despite interest rates which increased from approximately 3.4% in 1993 to 6.3% in 1995. Excess cash generated from operations was used to reduce acquisition debt as rapidly as possible. All debt relating to the January 1, 1995 acquisition of the Velvet Drive Transmissions Division was retired in May, 1995.

In 1995, the Company's effective tax rate decreased to 38.2% of income before taxes from 39.4% in 1994 and 39.3% in 1993. The rate decrease in 1995 is primarily attributed to favorable permanent differences in tax and book items and a decline in the overall state tax rate. In 1993, the Company adopted FASB Statement No. 109 "Accounting for Income Taxes" with the cumulative effect of this accounting change being a one-time charge of $131,000 in that year.

The Company is party to environmental cleanup proceedings related to certain of its facilities. It is believed that the outcome of these proceedings will not have a material adverse affect on the Company's financial position or results of operations.

LIQUIDITY AND CAPITAL RESOURCES

Over the last three years, the Company's cash flow from operating activities has increased significantly through higher sales and improved income from operations. Cash flows have adequately met the needs of the Company, other than for business acquisitions which have been funded, when necessary, by long-term debt. Long-term debt as a percentage of total capitalization was reduced to 2.1% at the end of 1995 which allows the Company significant capacity for additional indebtedness before reaching its self-imposed limit of 40.0%.

Working capital increased to $70,377,000 as of December 31, 1995 as compared to $55,115,000 at the end of 1994. The increase was primarily attributable to higher levels of inventory and accounts receivable most of which relates to our January, 1995 acquisition. The current ratio, which increased to 3.2:1 at December 31, 1995 from 2.5:1 at the end of 1994 was due predominantly to the repayment of short-term debt.

As of December 31, 1995, the Company had $5,000,000 and $2,500,000 available credit on its Bank Credit Agreement and short-term credit lines, respectively.

The Company feels that additional internally generated growth can be financed adequately by cash generated from operations and from its short-term credit facilities. Future external growth from acquisitions could be adequately funded from the capacity to further leverage its equity with additional long-term indebtedness.

Consolidated Statement of Income                       REGAL-BELOIT CORPORATION
-------------------------------------------------------------------------------


                                                             For The Year Ended December 31,
                                                        ----------------------------------------
                                                            1995          1994          1993
                                                        -----------   ------------  ------------
Net Sales.............................................. $295,891,000  $242,650,000  $219,883,000
Cost of Sales..........................................  209,430,000   171,059,000   162,649,000
  Gross Profit.........................................   86,461,000    71,591,000    57,234,000
Operating Expenses.....................................   32,854,000    32,609,000    32,153,000
  Income From Operations...............................   53,607,000    38,982,000    25,081,000
Interest Expense.......................................      776,000       962,000     1,529,000
Interest Income........................................      309,000       144,000       137,000
  Income Before Taxes and Cumulative Effect of
   Accounting Change...................................   53,140,000    38,164,000    23,689,000
Provision For Income Taxes.............................   20,322,000    15,035,000     9,312,000
  Net Income Before Cumulative Effect of Accounting
   Change..............................................   32,818,000    23,129,000    14,377,000
  Cumulative Effect of Accounting Change...............            0             0       131,000
Net Income............................................. $ 32,818,000  $ 23,129,000  $ 14,246,000

Per Share of Common Stock:
Net Income Before Cumulative Effect of Accounting
 Change................................................ $       1.60  $       1.13  $        .71
Cumulative Effect of Accounting Change.................            0             0           .01

Net Income............................................. $       1.60  $       1.13  $        .70

Average Number of Shares Outstanding...................   20,508,890    20,437,655    20,374,454

See accompanying notes.

Consolidated Balance Sheet                             REGAL-BELOIT CORPORATION
-------------------------------------------------------------------------------

ASSETS
                                                                            December 31,
                                                                  -----------------------------
                                                                       1995            1994
                                                                  -------------   -------------
Current Assets:
  Cash and cash equivalents.....................................  $   7,458,000   $  13,378,000
  Receivables, less allowance for doubtful accounts of
    $1,140,000 in 1995 and $1,161,000 in 1994...................     41,172,000      30,623,000
  Future income tax benefits....................................      4,109,000       3,769,000
  Inventories...................................................     49,263,000      43,621,000
  Prepaid expenses..............................................        399,000         305,000
     Total Current Assets.......................................    102,401,000      91,696,000
  Plant and Equipment:
    Land and land improvements..................................      6,538,000       6,979,000
    Buildings and improvements..................................     26,511,000      27,238,000
    Machinery and equipment.....................................     97,844,000      82,253,000
                                                                    130,893,000     116,470,000
    Less - Accumulated depreciation.............................    (58,201,000)    (50,685,000)
                                                                     72,692,000      65,785,000
  Advance Payment for Acquisition...............................              0       9,853,000
  Other Noncurrent Assets.......................................        387,000         331,000
                                                                  --------------  --------------
                                                                  $ 175,480,000   $ 167,665,000
                                                                  ==============  ==============
LIABILITIES AND SHAREHOLDERS' INVESTMENT
Current Liabilities:
  Accounts payable..............................................  $  10,874,000   $   8,773,000
  Dividend payable..............................................      2,055,000       1,637,000
  Accrued compensation and employee benefits....................     11,366,000       8,612,000
  Other accrued expenses........................................      3,723,000       3,102,000
  Federal and state income taxes................................      1,333,000       1,164,000
  Current maturities of long-term debt..........................      2,673,000       2,782,000
  Short-term debt...............................................              0      10,511,000
     Total Current Liabilities..................................     32,024,000      36,581,000

Long-term Debt..................................................      2,884,000      16,022,000

Deferred Income Taxes...........................................      4,699,000       4,517,000

Shareholders' Investment:
  Common stock, $.01 par value, 25,000,000 shares authorized,
    20,553,968 issued and outstanding in 1995 and 20,454,952
    issued and outstanding in 1994..............................        206,000         205,000
  Additional paid-in capital....................................     37,133,000      36,595,000
  Retained earnings.............................................     99,079,000      74,265,000
  Cumulative translation adjustment.............................       (545,000)       (520,000)
                                                                    135,873,000     110,545,000
                                                                  --------------  --------------
                                                                  $ 175,480,000   $ 167,665,000
                                                                  ==============  ==============

See accompanying notes.

Consolidated Statement of Shareholders' Investment     REGAL-BELOIT CORPORATION
-------------------------------------------------------------------------------

                                                        Common
                                           Common        Stock    Additional                  Cumulative
                                           Stock       $.01 Par    Paid-In       Retained     Translation
                                        No Par Value     Value     Capital       Earnings     Adjustment       Total
                                        ------------   --------  -----------   -------------  -----------  -------------
Balance, December 31, 1992
   (10,173,137 shares)................  $ 36,308,000   $     0   $        0    $ 48,527,000   $ (911,000)  $ 83,924,000
  Net Income..........................             0         0            0      14,246,000            0     14,246,000
  Dividends Declared ($.265 per share)             0         0            0      (5,402,000)           0     (5,402,000)
  Translation Adjustment..............             0         0            0               0     (257,000)      (257,000)
  Stock Options Exercised
   (29,919 shares)....................       235,000         0            0               0            0        235,000
Balance, December 31, 1993
   (10,203,056 shares)................    36,543,000         0            0      57,371,000    (1,168,000)   92,746,000
  Net Income..........................             0         0            0      23,129,000             0    23,129,000
  Stock Options Exercised prior to
   Conversion (15,945 shares).........       138,000         0            0               0             0       138,000
  Conversion of Common Stock to
   $.01 Par Value.....................   (36,681,000)   102,000    36,579,000             0             0             0
  Stock Options Exercised prior to
   stock split (200 shares)...........             0          0         2,000             0             0         2,000
  2 for 1 stock split in form of 100%
   stock dividend (10,219,201 shares).             0    102,000      (102,000)            0             0             0
  Dividends Declared ($.31 per share).             0          0             0    (6,235,000)            0    (6,235,000)
  Translation Adjustment..............             0          0             0             0       648,000       648,000
  Stock Options Exercised after
   stock split (16,550 shares)........             0      1,000       116,000             0             0       117,000
 Balance, December 31, 1994
   (20,454,952 shares)................             0    205,000    36,595,000    74,265,000      (520,000)  110,545,000
  Net income..........................             0          0             0    32,818,000             0    32,818,000
  Dividends Declared ($.39 per share).             0          0             0    (8,004,000)            0    (8,004,000)
  Translation Adjustment..............             0          0             0             0       (25,000)      (25,000)
  Stock Options Exercised
   (99,016 shares)....................             0      1,000       538,000             0             0       539,000

Balance, December 31, 1995
  (20,553,968 shares).................             0   $206,000   $37,133,000  $ 99,079,000   $  (545,000) $135,873,000

See accompanying notes.

Consolidated Statement of Cash Flows                   REGAL-BELOIT CORPORATION
-------------------------------------------------------------------------------


                                                           For The Year Ended December 31,
                                                     ------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:                    1995           1994           1993
                                                     ------------   ------------   ------------
  Net income.......................................  $ 32,818,000   $ 23,129,000   $ 14,246,000
  Adjustments to reconcile net income to net cash
  provided from operating activities:
   Depreciation and amortization...................    10,176,000      8,991,000      8,745,000
   Provision for deferred income taxes.............      (767,000)      (530,000)      (234,000)
   Change in assets and liabilities, net of
    acquisitions:
     Receivables...................................   (10,559,000)    (3,228,000)       (32,000)
     Inventories...................................      (936,000)    (3,558,000)     2,247,000
     Current liabilities and other, net............     4,948,000      2,787,000       (531,000)

     Net cash provided from operating activities...    35,680,000     27,591,000     24,441,000

CASH FLOWS FROM INVESTING ACTIVITIES:
   Additions to plant and equipment................   (13,784,000)    (7,535,000)    (8,460,000)
   Advance payment for acquisition.................             0     (9,853,000)             0
   Sale of plant and equipment.....................     3,260,000        853,000        898,000
   Other, net......................................      (281,000)      (200,000)        66,000

   Net cash used in investing activities...........   (10,805,000)   (16,735,000)    (7,496,000)

CASH FLOWS FROM FINANCING ACTIVITIES:
   Additions to short-term debt....................             0     10,000,000              0
   Repayment of short-term debt....................   (10,511,000)             0              0
   Additions to long-term debt.....................             0      9,853,000              0
   Repayment of long-term debt.....................   (13,242,000)   (13,780,000)   (14,830,000)
   Stock issued under option and compensation plans       539,000        257,000        235,000
   Dividends to shareholders.......................    (7,585,000)    (6,027,000)    (5,296,000)

   Net cash (used in) provided from financing
    activities.....................................   (30,799,000)       303,000    (19,891,000)

EFFECT OF EXCHANGE RATE ON CASH....................         4,000         26,000        (32,000)

   Net (decrease) increase in cash and cash
    equivalents....................................    (5,920,000)    11,185,000     (2,978,000)
   Cash and cash equivalents at beginning of year..    13,378,000      2,193,000      5,171,000
   Cash and cash equivalents at end of year........  $  7,458,000   $ 13,378,000   $  2,193,000

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid during the year for:
   Interest........................................  $    821,000   $    981,000    $ 1,572,000
   Income Taxes....................................  $ 20,254,000   $ 14,554,000    $ 9,875,000

See accompanying notes.

Notes to Consolidated Financial Statements             REGAL-BELOIT CORPORATION
-------------------------------------------------------------------------------

For The Three Years Ended December 31, 1995

(1) NATURE OF OPERATIONS

  Regal-Beloit Corporation (the Company) is a United States-based multinational corporation. The Company's principal lines of business are power transmission systems and perishable high speed steel rotary cutting tools. The principal market for the Company's products and technologies are U.S. manufacturers.
The operations of the Company in any one foreign country are not significant in relation to the Company's overall operations.

(2) ACCOUNTING POLICIES

Principles of Consolidation
  The financial statements include the accounts of the Company and its wholly owned subsidiaries.

Revenue Recognition
  Sale and related cost of sales for all products are recognized upon shipment of the units.

Use of Estimates
    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

Foreign Currency Translation
  Net assets of non-U.S. subsidiaries whose functional currencies are other than the U.S. Dollar, are translated at the rates of exchange in effect as of year end. Income and expense items are translated at the average exchange rates in effect during the year. The translation adjustments relating to net assets are recorded directly into a separate component of shareholders' investment. Certain other translation adjustments continue to be reported in net income and were not significant in any of the three years ended December 31, 1995.

Cash and Cash Equivalents
    Cash and cash equivalents consist primarily of highly liquid investments with insignificant interest rate risk and original maturities of three months or less at date of acquisition. The carrying value of cash equivalents closely approximates their fair market value.

Inventories
  The approximate percentage distribution between major classes of inventory is as follows:

                                                                  December 31,
                                                                  ------------
                                                                  1995    1994
                                                                  ----    ----
         Raw Material.........................................     17%     18%
         Work In Process......................................     21%     26%
         Finished Goods and Purchased Parts...................     62%     56%

  Inventories are stated at cost, which is not in excess of market. Cost for approximately 70% of the Company's inventory at December 31, 1995 and 1994 is determined using the last-in, first-out (LIFO) method. If all inventories were valued on the first-in first-out (FIFO) method, they would have increased by $8,045,000 and $6,548,000 as of December 31, 1995 and 1994, respectively.
Material, labor and factory overhead costs are included in the inventories.

Plant and Equipment
  Plant and equipment is stated at cost. Maintenance and repairs are charged to expense as incurred and major renewals and improvements are capitalized.
  The cost of property retired or otherwise disposed of is removed from the property accounts, the accumulated depreciation is removed from related reserves, and the net gain or loss is reflected in income.
  The provisions for depreciation are based on the estimated useful lives of plant and equipment from the dates of acquisition and are calculated primarily using the straight-line method. The estimated useful lives are:

                            Description                               Life
    ---------------------------------------------------------    --------------
    Buildings and Improvements...............................    10 to 45 years
    Machinery and Equipment..................................     3 to 10 years

In March 1995, the Financial Accounting Standards Board (FASB) issued Statement No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". The Company intends to adopt this statement during the first quarter of 1996. The adoption of this standard is not expected to have a material effect on the Company's financial position or results of operations.

Common Stock and Net Income Per Share
  Pursuant to a shareholder approved agreement and plan of merger, effective June 30, 1994, the Company changed its state of incorporation from Delaware to Wisconsin. To accomplish this, each share of existing no par value, Regal-Beloit stock was automatically converted into one share of $.01 par value stock in the new company incorporated in Wisconsin. This change resulted in the transfer of $36,579,000 from common Stock to Additional Paid-In Capital.
  Net income per share is based on the weighted average number of shares outstanding during each period. Shares issuable upon the exercise of stock options have not been included in the per share computation because the effect of the inclusion would not be material.

  Common stock per share and average share information for years 1994 and prior have been retroactively restated for the 2 for 1 stock split effected in the form of a 100% stock dividend which was distributed to shareholders in August 1994.

(3) ACQUISITIONS
    Effective January 1, 1995, the Company acquired selected net assets of the Marine and Industrial Transmission Division of Borg-Warner Automotive Transmission and Engine Components Corporation for approximately $9,192,000. This acquisition has been renamed the Velvet Drive Transmission Division of Regal-Beloit Corporation. This Division produces both marine and industrial transmissions. The acquisition was accounted for as a purchase and the cash consideration paid approximated the fair market value of the net identifiable assets acquired. Results of operations of the Velvet Drive Transmissions Division have been consolidated in the Company's statements from the acquisition date.
  On December 20, 1994, for approximately $36,000, the Company purchased the capital stock and assumed liabilities of Costruzioni Meccaniche Legnanesi, S.r.L. of Legnano, Italy which manufactures manual bevel gear valve actuators. This acquisition was also accounted for as a purchase.


(3) LONG-TERM DEBT AND BANK CREDIT FACILITIES

                                                                                (In Thousands
                                                                                  of Dollars)
                                                                               -----------------
Long-term debt consists of the following:                                         December 31,
                                                                               -----------------
                                                                                 1995      1994
                                                                               -------   -------
Note related to Bank Credit Agreement......................................... $     0   $ 9,853
9% Note with quarterly installments of $500,000 through November, 1996........   2,000     4,000
7-3/4% Industrial Revenue Bonds with annual payments of $342,353 to
 September 30, 1999...........................................................   1,370     1,712
Industrial Development Bonds with semi-annual payments of $150,000 through
 May, 2001, with an interest rate of 5.5% as of December 31, 1995.............   1,650     1,950
Capitalized Lease Obligation .................................................       0       660
Other.........................................................................     537       629
                                                                                 5,557    18,804
Less-Current maturities.......................................................   2,673     2,782
Noncurrent portion............................................................ $ 2,884   $16,022

    During 1995, the Company revised its Bank Credit Agreement by reducing its credit line from the $25,000,000 facility that existed at December 31, 1994 to the current level of $5,000,000. In 1995, this facility was used for 145 days with an average balance of $6,483,000 and an average interest rate of 6.3%.
In 1994, the Bank Credit Agreement was used for 227 days with an average balance of $6,279,000 and an average interest rate of 3.9%. The portion of the Bank Credit Agreement remaining unused was $5,000,000 and $5,147,000 at December 31, 1995 and 1994, respectively.
    In addition to the Bank Credit Agreement, the Company also maintains a short- term line of credit of $2,500,000 and $3,192,000 at December 31, 1995 and 1994, respectively. This line of credit, which charges interest at the prime rate, was not activated in either 1995 or 1994.

    During 1995, the Company sold real estate associated with the Capitalized Lease Obligation which was in existence on December 31, 1994. As a result of this sale, the remaining lease obligation of $660,000 was paid off in 1995.
    The loan covenants covering the Industrial Revenue Bonds contain restrictions on the payment of dividends, redemption or retirement of shares of common stock and the issuance of additional funded indebtedness. Under the terms of these covenants, $19,400,0000 of retained earnings were available for distribution as of December 31, 1995. The Bank Credit Agreement contains loan covenants that are less restrictive than those covering the Industrial Revenue Bonds.
    Based on the borrowing rates currently available to the Company for bank loans with similar terms and average maturities, the fair value of long-term debt is not materially different than the carrying value. All long-term debt is unsecured as of December 31, 1995.

Maturities of long-term debt are as follows:

                                        (In Thousands of Dollars)
                                        -------------------------
                   1996                           $2,673
                   1997                              642
                   1998                              642
                   1999                              642
                   2000 and thereafter               958
                   Total                          $5,557


(5) LEASES AND RENTAL COMMITMENTS

  Rental expenses charged to operations amounted to $1,218,000 in 1995, $1,094,000 in 1994, and $1,473,000 in 1993. Future minimum rental commitments for noncancelable operating leases having a remaining term in excess of one year as of December 31, 1995 are not material.


(6) RETIREMENT PLANS

   The Company has a number of retirement plans that cover most of its employees. The primary plan of the Company is a qualified discretionary profit-sharing plan covering substantially all domestic employees except those covered by collective bargaining agreements. Total expense for all profit-sharing and retirement plans was $4,477,000, $3,798,000 and $2,885,000 in 1995, 1994 and 1993, respectively.

(7) STOCK OPTION PLANS

   Under the Company's 1982 and 1987 Stock Option Plans for officers and key employees, qualified incentive stock options for 614,946 and 450,000 shares, respectively, have been made available for grant and 609,760 and 434,000 shares, respectively, have been granted. The 1982 Plan expired in 1992. Options under these plans are granted at a price that equals the market value on the date of grant and expire ten years after the date of grant. As of December 31, 1995 and 1994, options for 61,062 and 94,268 shares, respectively, are outstanding and exercisable under the 1982 Plan. Options for 312,092 and 369,284 shares are outstanding under the 1987 Plan as of December 31, 1995 and 1994, respectively. Options for 284,742 and 327,784 shares are exercisable under the 1987 Plan as of December 31, 1995 and 1994, respectively.
   In 1991, the Shareholders approved a Flexible Stock Incentive Plan that permits the Company to award several kinds of incentives from a single pool of 1,000,000 shares. Non-qualified options for 374,094 shares have been granted under this plan. These options were granted at prices that equal the market value on the date of grant and expire ten years after the date of grant. 320,000 of these options are exercisable in equal installments over the ten years following the date of grant. The remaining options under this plan are exercisable immediately. As of December 31, 1995, options for 359,932 shares are outstanding of which 167,932 are exercisable.
   Also during 1992, the Outside Directors of the Company were awarded a one time grant of non-qualified options for an aggregate 140,000 shares. These options were granted at market value on the date of grant and are exercisable in four equal annual installments and expire five years from date of grant.
As of December 31, 1995, all 140,000 options were outstanding and exercisable.
   In October 1995, the FASB issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation". The Company intends to adopt this statement in 1996 by making the required footnote disclosures only. Therefore, the adoption of this standard is not expected to have an effect on the Corporation's financial position or results of operations.
   Data relating to these plans is shown in the following table:

                                                                       Options Outstanding
                                                                 -------------------------------
                                                                   Shares       Price Per Share
                                                                 ----------    -----------------
Balance, December 31, 1992....................................   1,029,014      2.72  to    9.37
  Granted.....................................................      30,412     10.25  to   11.00
  Exercised...................................................     (63,332)     2.72  to    7.87
  Cancelled...................................................     (19,124)     6.87  to    9.37
Balance, December 31, 1993....................................     976,970      2.80  to   11.00
  Granted.....................................................      29,562     13.13  to   13.87
  Exercised...................................................     (50,112)     2.80  to    9.21
  Cancelled...................................................      (1,000)           8.12
Balance, December 31, 1994....................................     955,420      3.56  to   13.87
  Granted.....................................................      33,364     12.50  to   18.75
  Exercised...................................................    (108,448)     3.56  to   11.00
  Cancelled...................................................      (7,250)     7.87  to   18.75
Balance, December 31, 1995....................................     873,086      3.56  to   18.75

(8) CONTINGENCIES

  The Company is, from time to time, party to lawsuits arising from its normal business operations. In addition, the Company is party to certain environmental cleanup proceedings. It is believed that the outcome of these lawsuits and cleanup proceedings will have no material effect on the Company's financial position or its results of operations.


(9) INCOME TAXES

  The provision for income taxes is summarized as follows:

                       (In Thousands of Dollars)
                     ------------------------------
                       1995       1994       1993
Current              --------   --------   --------
  Federal..........  $17,499    $12,968    $ 8,057
  State............    3,089      2,365      1,488
  Foreign..........      501        232          1
                      21,089     15,565      9,546
Deferred...........     (767)      (530)      (234)
                     $20,322    $15,035    $ 9,312

  A reconciliation of the statutory Federal income tax rate and the effective rate reflected in the statement of income follows:

                                                         1995       1994       1993
                                                        ------     ------     ------
Statutory tax rate...................................    35.0%      35.0%      35.0%
State income taxes, net of Federal benefit...........     3.8        4.0        4.1
Other................................................     (.6)        .4         .2
Effective tax rate...................................    38.2%      39.4%      39.3%


   The Company adopted FASB Statement No. 109, "Accounting for Income Taxes" in 1993. The cumulative effect of this change was a $131,000 one time charge. Deferred taxes arise primarily from differences in amounts reported for tax and financial statement purposes.
  The Company's net deferred tax liability as of December 31, 1995 of $590,000 is classified on the consolidated balance sheet as a current income tax benefit of $4,109,000 and a long-term deferred income tax liability of $4,699,000. The December 31, 1994 net deferred tax liability was $748,000, consisting of a current income tax benefit of $3,769,000 and a long-term deferred income tax liability of $4,517,000. The components of this net deferred tax liability are as follows:

                                                    (In Thousands of Dollars)
                                                    -------------------------
                                                           December 31,
                                                    -------------------------
                                                       1995           1994
                                                    ---------       ---------
Operating loss carry forward.....................    $ 1,022        $  1,147
Inventory........................................      1,271           1,157
Accrued employee benefits........................      1,676           1,665
Bad debt reserve.................................        336             363
Other............................................      1,000             702
  Deferred tax assets............................      5,305           5,034
Property related.................................     (5,425)         (5,567)
Other............................................       (470)           (215)
  Deferred tax liabilities.......................     (5,895)         (5,782)
Net deferred tax liability.......................    $  (590)       $   (748)

(10) INDUSTRY SEGMENT INFORMATION

Pertinent data for each industry segment in which the Company operated for the three years ended December 31, 1995 is as follows:

                                                     (In Thousands of Dollars)
                                ----------------------------------------------------------------
                                   Net     Income From  Identifiable    Capital
                                  Sales    Operations      Assets     Expenditures  Depreciation
                                ---------  -----------  ------------  ------------  ------------
1995
Power Transmission Group....... $ 258,325  $  51,815    $  145,730    $   17,557    $     8,908
Cutting Tool Group.............    37,566      6,390        16,193           648            954
Corporate/Unallocated..........         0     (4,598)       13,557         1,694            287
                                $ 295,891  $  53,607    $  175,480        19,899         10,149

1994
Power Transmission Group....... $ 209,048  $  39,529    $  128,144    $    7,258    $     7,277
Cutting Tool Group.............    33,602      4,383        20,519           197          1,074
Corporate/Unallocated..........         0     (4,930)       19,002            80            350
                                $ 242,650  $  38,982    $  167,665         7,535    $     8,701

1993
Power Transmission Group....... $ 186,120  $  28,340    $  110,220    $    7,393    $     6,516
Cutting Tool Group.............    33,763        951        21,254         1,048          1,212
Corporate/Unallocated..........         0     (4,210)        7,843            19            386
                                ---------  ----------   ----------    ----------    -----------
                                $ 219,883  $  25,081    $  139,317    $    8,460    $     8,114
                                =========  ==========   ==========    ==========    ===========

  The Company's European operations contributed net sales of $18,639,000, $14,108,000 and $12,600,000 and income from operations of $1,948,000,
$1,081,000 and $240,000 in 1995, 1994 and 1993, respectively.  Total assets of these operations as of December 31, 1995, 1994 and 1993 were $18,288,000, $16,000,000 and $12,300,000, respectively. Export sales from U. S. operations were approximately 3% of sales in 1995, 1994 and 1993.
  Corporate assets of cash and cash equivalents, notes receivable, prepaid expenses and certain plant and equipment have not been associated with industry segments. Capital expenditures include significant amounts applicable to acquired businesses in the respective periods. Segment income from operations includes segment revenues and applicable other income items less operating expenses directly associated with each segment. Corporate expenses which benefit more than one segment have not been allocated.

                     REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
To the Shareholders of Regal-Beloit Corporation:
  We have audited the accompanying consolidated balance sheets of Regal-Beloit Corporation (a Wisconsin Corporation) and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, shareholders' investment and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Regal-Beloit Corporation and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.
                                             Arthur Andersen LLP
                                             ----------------------------------
                                             Arthur Andersen LLP
Milwaukee, Wisconsin,
January 31, 1996.

                  RESPONSIBILITIES FOR FINANCIAL STATEMENTS
  The preceding financial statements of Regal-Beloit Corporation and related footnotes were prepared by the management which is responsible for their integrity and objectivity. The statements have been prepared in conformity with generally accepted accounting principles, which have been applied on a consistent basis.
  The system of internal controls of Regal-Beloit Corporation is designed to assure that the books and records reflect the transactions of the company and that its established policies and procedures are carefully followed.
  Arthur Andersen LLP, whose audit report is shown on this page, is engaged by the Board of Directors to audit the financial statements of Regal-Beloit Corporation and issue reports thereon. Their audit is conducted in accordance with generally accepted auditing standards which require obtaining an understanding of the Company's systems and procedures and performing tests and other procedures sufficient to provide reasonable assurance that the financial statements are neither materially misleading nor contain material errors.
  The Audit Committee of the Board of Directors meets regularly with the independent public accountants and reviews the scope of audits. In addition, this committee meets with Arthur Andersen LLP, without management representatives present, to discuss the results of their audit including a discussion of internal accounting controls, financial reporting and other audit matters.

    James L. Packard                               Robert C. Burress
------------------------------------    ---------------------------------------
    James L. Packard                               Robert C. Burress
  Chairman, President,                  Vice President, Chief Financial Officer
Chief Executive Officer                              and Secretary

Board of Directors                                     REGAL-BELOIT CORPORATION
-------------------------------------------------------------------------------

JAMES L. PACKARD                                        JOHN A. McKAY (2)
 Chairman, President and Chief Executive Officer         Past President, Chief Operating Officer
 REGAL-BELOIT CORPORATION                                HARNISCHFEGER INDUSTRIES, INC.
 Director since 1980                                     Director since 1992

JOHN M. ELDRED (2)(3)                                   ELBERT H. NEESE (2)(3)
 President                                               Director
 FIRST NATIONAL BANK & TRUST CO. OF BELOIT               NEESE FAMILY FOUNDATION
 Director since 1965                                     Director since 1980

FRANK E. BAUCHIERO (1)                                  WILLIAM W. KEEFER (1)
 President                                               Past Chairman, Board of Trustees
 INDUSTRIAL, DANA NORTH AMERICA                          BELOIT COLLEGE
 Director since 1993                                     Director since 1985

J. REED COLEMAN (1)                                     HENRY W. KNUEPPEL
 Chairman                                                Executive Vice President-Operations
 MADISON-KIPP CORPORATION                                REGAL-BELOIT CORPORATION
 Director since 1981                                     Director since 1987

G. FREDERICK KASTEN, JR. (3)                            Directors Emeriti:
 President, Chief Executive Officer                      HENRY R ODELL       40 years of service
 ROBERT W. BAIRD & CO., INC.                             HARRY C. MOORE      34 years of service
 Director since 1995                                     CECIL H. CRAWFORD   25 years of service

 (1) Member of Audit Committee
 (2) Member of Compensation Committee
 (3) Member of Nominating Committee



Officers
-------------------------------------------------------------------------------

JAMES L. PACKARD                                       ROBERT C. BURRESS
 CHAIRMAN, PRESIDENT and CHIEF EXECUTIVE OFFICER          VICE PRESIDENT, CHIEF FINANCIAL OFFICER
 Employed since 1979, President since 1980, C.E.O.        and SECRETARY
 since 1984, Chairman since 1986                          Employed since 1976


HENRY W. KNUEPPEL
 EXECUTIVE VICE PRESIDENT - OPERATIONS
 Employed since 1979

About the Company                                      REGAL-BELOIT CORPORATION
-------------------------------------------------------------------------------
Regal-Beloit Corporation is a leading producer of power transmission systems and perishable high speed steel rotary cutting tools. The Company prides itself on consistent, fast delivery of quality products which meet the customers' specific needs.

The Power Transmission Group accounted for 87% of Regal-Beloit Corporation's net sales in 1995. Typical products and applications include gear drives for material handling (conveyor) systems; transmissions and differential gearing for the high performance automotive aftermarket; manual valve actuators for liquid and gas flow control systems; power dividers and multiple stage pump drives used on off-highway vehicular equipment; and marine transmissions for luxury inboard engined craft.

The Cutting Tool Group represented approximately 13% of Regal-Beloit Corporation's 1995 net sales. The group produces thousands of sizes and styles of predominantly special high speed steel and carbide rotary cutting tools. These tools are to production machinery and equipment what razor blades are to razors. Automotive, aerospace, rail, petroleum, and virtually all general machining industries depend on cutting tools in their daily manufacturing activities.

Much of Regal-Beloit's growth and success can be attributed to an effective and aggressive acquisition program, which over time, has become a significant ingredient in achieving the Company's solid financial performance.

Shareholder Information

------------------------------------------------------------------------------------------------
Corporate Headquarters                           Stock Purchases
 Regal-Beloit Corporation                         A shareholder should make sure that newly
 200 State Street, Beloit, WI  53511-6254         purchased shares are registered the same way
 608/364-8800    Fax: 608/364-8818                each time they add to their holdings in order
                                                  to prevent the creation of duplicate accounts.
Transfer Agent, Registrar and Dividend            Such accounts are not only an inconvenience
Disbursing Agent                                  to the shareholder but also increase your
 Boston Equiserve, L.P.                           Company's administrative costs.
 Bank of Boston Shareholder Services
 P. O. Box 644  Mail Stop: 45-02-64
 Boston, MA  02102-0644                          Notice of Annual Meeting
 617/575-3400                                     The Annual Meeting of stockholders will be
                                                  held at 10:30 a.m., C.D.T., on Wednesday,
Have you received your cash dividends?            April 24, 1996 at the Corporate Offices,
 During 1995, four quarterly cash dividends       200 State Street, Beloit, Wisconsin.
 were declared on Regal-Beloit Corporation
 common stock.  If you have not received all     Form 10-K
 dividends to which you are entitled, please      A copy of the report filed by the Company
 write or call the Bank of Boston at the          with the Securities and Exchange Commission
 address above.                                   is available to shareholders upon request.
                                                    Please direct requests to:
Stock Listing                                       Regal-Beloit Corporation
 Regal-Beloit stock was first traded publicly       Attn:  Investor Relations
 in 1969.  The Corporation began trading on         200 State Street, Beloit, WI  53511-6254
 the American Stock Exchange in 1976 under
 the symbol RBC.                                 Auditors
                                                  Arthur Andersen LLP, Milwaukee, Wisconsin.
Cash Dividends and Stock Splits
 Regal-Beloit Corporation paid its first cash
 dividend in January 1961.  Since that date,
 Regal-Beloit has paid 142 consecutive           Regal-Beloit Corporation is a Wisconsin
 quarterly dividends through January, 1996.      Corporation.
 The Company has raised cash dividends 32
 times in the 35 years these dividends have
 been paid.  The dividend has never been         Regal-Beloit Corporation is listed on the
 reduced.  The Company has also declared and     American Stock Exchange under the symbol RBC.
 issued 15 stock splits/dividends since
 inception.