Form 10-K405, Exhibit 13
period 1996-12-31
REGAL BELOIT CORP
filed 1997-03-13
CIK 82811

EX-13.1

SELECTED FINANCIAL INFORMATION                 REGAL-BELOIT CORPORATION
____________________________________________________________________________

FIVE YEAR HISTORICAL DATA

                                           (In Thousands of Dollars, Except Per Share Data)
                                           ________________________________________________
                                                          Year Ended December 31,
                                           ________________________________________________
                                       1996        1995        1994        1993      1992
                                  __________   _________  __________  __________   ________
Net Sales........................ $  281,508  $  295,891  $  242,650  $  219,833   $199,769
Income from Operations...........     51,120      53,607      38,982      25,081     16,906
Net Income.......................     32,276      32,818      23,129      14,246      9,451
Total Assets.....................    196,996     175,480     167,665     139,317    145,132
Long-term Debt...................      2,168      2,884       16,022      19,612     34,442
Shareholders' Investment.........    160,023     135,873     110,545      92,746     83,924
Per Share of Common Stock:
   Net Income....................        1.57       1.60        1.13         .70        .47
   Cash Dividends Declared.......         .48        .39         .31         .27        .26
   Shareholders' Investment......        7.75       6.61        5.40        4.55       4.13

Average Number of Shares          20,616,825   20,508,890  20,437,655  20,374,454  20,306,148
Outstanding

NOTE: All per share amounts are stated giving retroactive effect of a 2 for 1 stock split in
1994.  Net income per share is based on the weighted average number of shares outstanding (as adjusted) during the respective periods.

COMMON STOCK

                                               1996                           1995
                                       __________________________      ____________________________
                                       Price Range      Dividends      Price Range       Dividends
                                       ___________                     ___________
                                     High       Low       Paid      High       Low      Paid
                                    _____      ____      _____      _____      ____     _____
1st Quarter.......................  $ 21 7/8   $ 18    $    .10    $ 15 7/8  $ 12 1/8   $  .08
2nd Quarter.......................    22 3/8    18 1/4      .12      16 1/4    14          .09
3rd Quarter.......................    19 3/4    15 1/2      .12      20 1/2    14 3/4      .10
4th Quarter.......................    20 1/4    16 3/8      .12      23 1/8    17 1/2      .10

Regal-Beloit has paid 146 consecutive quarterly dividends through January, 1997.  The approximate number of holders of common stock as of December 31, 1996 is 1,263.



QUARTERLY FINANCIAL INFORMATION



                                    (In Thousands of Dollars, Except for Per Share Data)
                            _________________________________________________________________
                            1st Qtr           2nd Qtr           3rd Qtr           4th Qtr
                         ______________    _____________     _____________     _____________
                         1996     1995     1996     1995     1996     1995     1996     1995
                        _____    _____    _____    _____    _____    _____    _____    _____
Net Sales............. $75,119  $74,340  $71,817  $76,265  $68,149  $71,551  $66,423  $73,735
Gross Profit..........  22,339   21,160   21,853   22,217   19,758   21,692   18,976   21,392
Income From Operations  14,136   12,357   13,771   13,880   11,748   13,839   11,465   13,531
Net Income............   8,805    7,381    8,669    8,375    7,412    8,433    7,390    8,629
Net Income Per Share..     .43      .36      .42      .41      .36      .41       .36     .42
Average Number of
  Shares Outstanding..  20,587   20,471   20,614   20,505   20,631   20,522   20,634   20,537

14

MANAGEMENT'S DISCUSSIONS AND ANALYSIS OF FINANCIAL STATEMENTS
REGAL-BELOIT CORPORATION
_____________________________________________________________________________

RESULTS OF OPERATIONS

OVERVIEW

Net income in 1996 of $32,276,000 was 1.7% less than 1995 record net income of $32,818,000, following a 41.9% 1995 increase from 1994 net income of $23,129,000. Net sales decreased 4.9% to $281,508,000 in 1996 from
$259,891,000 in 1995, which in turn was a 21.9% increase from 1994 net sales of $242,650,000. Despite the decline in 1996 sales, net income as a percentage of net sales increased for the fifth consecutive year to 11.5% from 11.1% in 1995 and 9.5% in 1994. On a per share basis, 1996 net income was $1.57 per share, as compared to $1.60 in 1995 and $1.13 in 1994.

Cash flow from operations increased 50.4% to a record $53,667,000 in 1996 from $35,680,000 in 1995, which has been a 29.3% increase from 1994 cash flow from operations of $27,591,000. Return on average assets declined in 1996 to 17.3% from 19.1% in 1996, but was above the 1994 return of 15.1%. Return on average shareholders' investment continued above 20% at 21.8% in 1996, following the record 26.6% return 1995 and 22.8% in 1994.

SALES

The Company experienced a broadbased slowdown in most of its markets commencing in the second quarter of 1996 and continuing through the balance of the year. The Company's distributor and original equipment manufacturer
(OEM) customers worked down their inventory levels, reflecting a more cautious business approach as business activity slowed in the market segments served by the Company. Sales were also impacted by the end of two long-term contracts at one of the Company's divisions. In 1995, approximately half of the 21.9% sales increase over 1994 resulted from an early 1995 acquisition.
The balance of the 1995 sales gains were attributable to volume gains and selective selling price increases which approximated 7.0% and 3.0% respectively.

The Power Transmission Group represented 86.4% of Company net sales as compared to 87.3% in 1995 and 86.2% in 1994. Net sales for this group in 1996 of $243,226,000 were 5.8% below 1995 net sales of $258,325,000 which in turn were 23.6% greater than 1994 net sales of $209,048,000.

Cutting Tool Group net sales in 1996 of $38,282,000 were 1.9% greater than 1995 net sales of $37,566,000 which in turn were 11.8% above 1994 net sales of $33,602,000. Despite slowing business conditions, new channels of distribution were added, permitting the modest increase in sales in 1996.

COSTS AND EXPENSES

Gross profit as a percentage of sales increased to 29.5% in 1996 from 29.2% in 1995 and equalled the 29.5% of 1994. The Company was able to improve margins in 1996 despite a sales decline due to continued improvement in manufacturing efficiencies. Since the early 1990's, when gross profit margins were in the low 20%'s, the Company has continually invested in state-of-the-art equipment and automated manufacturing processes. Additionally, ongoing redesign of products has eliminated costs and utilized the upgraded manufacturing equipment capabilities.

While operating expenses did increase slightly to 11.3% of net sales in 1996 from 11.1% in 1995, they remained below the 13.4% in 1994. In 1996, operating expenses were reduced 3.2% to $31,806,000 from $32,854,000 in 1995, following $32,609,000 in 1994. The Company has continued its long-standing philosophy of close control of costs at all levels of the Company's operations.

As a result of the Company's cost control and improved manufacturing efficiencies, and despite the 1996 sales decrease, income from operations as a percentage of sales rose slightly in 1996 to 18.2% from 18.1% in 1995 and more significantly above 16.1% in 1994. Power Transmission Group profitability held basically steady in 1996 versus 1995 with income from operations as a percentage of sales being at 20.2%, 20.1% and 18.9% for 1996, 1995, and 1994, respectively. Cutting Tool Group income from operations as a percentage of sales was 15.0% of sales in 1996, down from 17.0% in 1995, but above 13.0% in 1994. competitive pricing pressures and a shift in product mix were responsible for the 1996 sales decline. The increase in 1995 over 1994 had resulted from prior consolidation of manufacturing and distribution facilities and concentration on more profitable products.

Interest expense in 1996 of $357,000 compared favorably to $776,000 in 1995 and $962,000 in 1994. The reduced expense was due to lower levels of debt outstanding. Interest income, generated by short-term investments of the Company's cash balances, increased to $1,052,000 in 1996 from $309,000 and $144,000 in 1995 and 1994, respectively.

The Company's effective tax rate decreased one-half point in 1996 to 37.7% of income before taxes from 38.2% in 1995 and following 39.4% in 1994. The 1996 effective rate decrease was due primarily to lower effective state income tax rates, net of federal benefits.

15

The Company is party to environmental cleanup proceedings related to certain of its facilities. Based upon information available, it is believed that the outcome of these proceedings will not have a material adverse effect on the Company s's financial position or results of operations.

LIQUIDITY AND CAPITAL RESOURCES

The Company's free cash flow, defined as cash flow from operating activities less net capital spending and dividends, was a record $33,466,000 in 1996, an increase of 90.5% from 1995 free cash flow of $17,571,000 and following $14,882,000 in 1994. Of the 1996 free cash flow, $12,507,000 was due to reductions in accounts receivable and inventories resulting from improved turnovers and lower sales.

Working capital increased to $92,613,000 at December 31, 1996, a 31.6% increase from $70,377,000 a year earlier. The increase was reflected in the increase in cash and cash equivalents to $38,402,000 at December 31, 1996, from $7,458,000 at the end of 1995. Current ratio increased to 4.1:1 at the end of 1996 from 3.2:1 a year previously.

As of December 31, 1996, the Company maintained two short-term credit lines of $5,000,000 and $2,500,000. There were no borrowings against these facilities in 1996. At December 31, 1996, long-term debt totalled $2,168,000, down from $2,884,000 a year ago. Capitalization ratio was 1.3% at the end of 1996 versus 2.1% at the end of 1995.

The Company believes it can adequately finance internally generated growth from cash generated from operations and its short-term credit facilities. The Company further believes that future external growth from acquisitions can be adequately funded from the capacity to further leverage its equity with additional long-term indebtedness.

16

CONSOLIDATED STATEMENTS OF INCOME                  REGAL-BELOIT CORPORATION

In Thousands of Dollars, Except Shares Outstanding
___________________________________________________________________________

                                                             For The Year Ended December 31,
                                                        _______________________________________
                                                           1996          1995         1994
                                                        _______________________________________
Net Sales.............................................. $ 281,508       $ 295,891    $ 242,650
Cost of Sales..........................................   198,582         209,430      171,059
                                                        __________      __________   __________
Gross Profit...........................................    82,926          86,461       71,591
Operating Expenses.....................................    31,806          32,854       32,609
                                                        __________      __________   __________
 Income From Operations................................    51,120          53,607       38,982
Interest Expense.......................................       357             776          962
Interest Income........................................     1,052             309          144
                                                        __________      __________    _________
 Income Before Income Taxes............................    51,815          53,140       38,164
Provision For Income Taxes.............................    19,539          20,322       15,035
                                                        __________      __________    _________
 Net Income............................................    32,276          32,818       23,129
                                                        ==========      ==========    =========
Net Income Per Share................................... $    1.57       $    1.60     $   1.13
                                                        ==========      ==========    =========
Average Number of Shares Outstanding................... 20,616,825      20,508,890   20,437,655


See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS                         REGAL-BELOIT CORPORATION
In Thousands of Dollars
_____________________________________________________________________________

ASSETS

                                                                        December 31,
                                                                 ___________________________
                                                                       1996            1995
                                                                 ______________   ___________
Current Assets:
  Cash and cash equivalents.....................................  $   38,402      $  7,458
  Receivables, less allowance for doubtful accounts of
    $1,190,in 1996 and $1,140 in 1995...........................      32,796        41,172
  Future income tax benefits....................................       4,532         4,109
  Inventories...................................................      45,908        49,263
  Prepaid expenses..............................................         393           399
     Total Current Assets.......................................     122,031       102,401
                                                                  ____________    __________
Property, Plant and Equipment:
    Land and land improvements..................................       6,783         6,538
    Buildings and improvements..................................      27,174        26,511
    Machinery and equipment.....................................     108,783        97,844
                                                                  _____________   __________
      Property, Plant and Equipment, at cost....................     142,740       130,893
    Less - Accumulated depreciation.............................     (68,124)      (58,201)
                                                                  _____________   __________
     Net Property, Plant and Equipment.........................      74,616        72,692
Other Noncurrent Assets........................................         349           387
                                                                  _____________   __________
Total Assets                                                      $  196,996    $  175,480
                                                                  =============   ============

LIABILITIES AND SHAREHOLDERS' INVESTMENT

Current Liabilities:
  Accounts payable..............................................  $     9,481        10,874
  Dividend payable..............................................        2,477         2,055
  Accrued compensation and employee benefits....................       12,082        11,366
  Other accrued expenses........................................        3,816         3,723
  Federal and state income taxes................................          886         1,333
  Current maturities of long-term debt..........................          676         2,673
                                                                  _____________  ___________
    Total Current Liabilities..................................       29,418        32,024

Long-term Debt..................................................        2,168         2,884

Deferred Income Taxes...........................................        5,387         4,699

Shareholders' Investment:
  Common stock, $.01 par value, 50,000,000 shares authorized,
    20,644,843 issued and outstanding in 1996 and 20,553,968
    issued and outstanding in 1995..............................          206           206
  Additional paid-in capital....................................       37,695         37,133
  Retained earnings.............................................      121,453         99,079
  Cumulative translation adjustment.............................          669           (545)
                                                                  ___________       _________
   Total Shareholders' Investment                                     160,023        135,873
                                                                  ___________       _________
   Total Liabilities and Shareholders' Investment                 $   196,996       $ 175,480
                                                                  ===========       =========

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT
REGAL-BELOIT CORPORATION
In Thousands of Dollars, Except Per Share Data
____________________________________________________________________________




                                                        Common
                                           Common        Stock    Additional                  Cumulative
                                           Stock       $.01 Par    Paid-In       Retained     Translation
                                        No Par Value     Value     Capital       Earnings     Adjustment       Total
                                       _____________  _________  ____________    _________    ___________      _____
Balance, December 31, 1993
   (10,203,056 shares)................  $    36,543   $    --    $      --      $    57,371    $  (1,168)      $   92,746
  Net Income..........................        --           --           --           23,129        --              23,129
  Stock Options Exercised prior to
   Conversion (15,945 shares).........          138        --           --             --          --                 138
  Conversion of Common Stock to $.01
   par value..........................      (36,681)       102       36,759            --          --                --
  Stock Options Exercised prior to
   stock split (200 shares)..........         --           --             2            --          --                   2
  2- for-1 stock split in form of 100%
   stock dividend (10,219,201 shares)         --           102         (102)           --          --                --
  Dividends Declared
   ($.31 per share)..................         --           --            --          (6,235)       --              (6,235)
  Translation Adjustment.............         --           --            --            --            648               648
 Stock Options Exercised after stock
   split (16,550 shares).............         --             1           116           --           --                 117
                                          _________     ________    _________       _________
Balance, December 31, 1994
   (20,454,952 shares)...............         --           205         36,595        74,265         (520)          110,545
  Net Income.........................         --            --           --          32,818         --              32,818
  Dividends Declared
   ($.39 per share)..................         --            --           --          (8,004)        --              (8,004)
  Translation Adjustment.............         --            --           --            --            (25)              (25)
  Stock Options Exercised
   (99,016 shares)...................         --             1            538          --           --                  539
                                       ____________  ____________  ____________ ______________   ___________    ____________
Balance, December 31, 1995
  (20,553,968 shares)................         --           206         37,133         99,079        (545)          135,873
 Net Income..........................         --            --            --          32,276         --             32,276
 Dividends Declared
  ($.48 per share)..................          --            --            --          (9,902)        --             (9,902)
 Translation Adjustment.............          --            --            --           --           1,214            1,214
 Stock Options Exercised
  (90,875 shares)..................           --            --            562          --            --                562
                                      _____________  ____________  ____________  ______________  ____________    ____________

Balance, December 31, 1996
   (20,644,843 shares)..............        --        $     206     $  37,695     $  121,453      $   669        $ 160,023
                                     =============  ============  ============  ==============  ============ ========

See accompanying Notes to Consolidated Financial Statements.

19

CONSOLIDATED STATEMENTS OF CASH FLOWS               REGAL-BELOIT CORPORATION

In Thousands of Dollars
_____________________________________________________________________________

                                                           For The Year Ended December 31,
                                                     ________________________________________
CASH FLOWS FROM OPERATING ACTIVITIES:                    1996           1995         1994
                                                    ___________    ___________   __________
Net income.......................................  $  32,276      $ 32,818       $ 23,129
  Adjustments to reconcile net income to net cash
  provided from operating activities:
   Depreciation and amortization.................     10,578        10,176          8,991
   Provision for deferred income taxes...........       (54)         (767)          (530)
   Change in assets and liabilities, net of
    acquisitions:
     Receivables.................................      8,799       (10,559)        (3,228)
     Inventories.................................      3,708          (936)        (3,558)
     Current liabilities and other, net..........     (1,640)         4,948         2,787
                                                    ___________    ___________    __________
     Net cash provided from operating activities..    53,667         35,680        27,591


CASH FLOWS FROM INVESTING ACTIVITIES:
   Additions to property, plant and equipment.....    (11,112)      (13,784)       (7,535)
   Advance payment for acquisition................       --            --          (9,853)
   Sale of property, plant and equipment..........        391         3,260           853
   Other, net.....................................       (525)         (281)         (200)
                                                     __________    __________     ________
   Net cash used in investing activities..........    (11,246)      (10,805)      (16,735)


CASH FLOWS FROM FINANCING ACTIVITIES:
   Additions to short-term debt...................        --           --          10,000
   Repayment of short-term debt...................        --         (10,511)        --
   Additions to long-term debt....................        --           --           9,853
   Repayment of long-term debt....................     (2,721)       (13,242)     (13,780)
   Stock issued under option and compensation plans        562            539          257
   Dividends to shareholders......................     (9,480)        (7,585)      (6,027)
                                                     __________     __________   _________
   Net cash (used in) provided from financing
    activities....................................    (11,639)       (30,799)         303


EFFECT OF EXCHANGE RATE ON CASH...................        162              4           26
                                                    ___________     __________   __________

   Net increase (decrease) in cash and cash
    equivalents....................................     30,944         (5,920)      11,185
   Cash and cash equivalents at beginning of year..      7,458         13,378        2,193
                                                     __________    ____________ ___________
   Cash and cash equivalents at end of year........  $  38,402    $     7,458   $   13,378
                                                     ==========   ============= ===========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid during the year for:
   Interest........................................  $     413   $        821   $      981

   Income Taxes....................................  $  19,728   $     20,254   $   14,554

See accompanying Notes to Consolidated Financial Statements.

20

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS          REGAL-BELOIT CORPORATION

____________________________________________________________________________

For The Three Years Ended December 31, 1996

(1) NATURE OF OPERATIONS

Regal-Beloit Corporation (the "Company") is a United States-based multinational corporation. The Company's principal lines of business are power transmission systems and perishable high speed steel rotary cutting tools. The principal market for the Company's products and technologies are U.S. manufacturers. The operations of the Company in any one foreign country are not significant in relation to the Company's overall operations.

(2) ACCOUNTING POLICIES

Principles of Consolidation
The financial statements include the accounts of the Company and its wholly owned subsidiaries.

Revenue Recognition
Sale and related cost of sales for all products are recognized upon shipment of the products.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions, in certain circumstances, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

Foreign Currency Translation
Net assets of non-U.S. subsidiaries whose functional currencies are other than the U.S. Dollar, are translated at the rates of exchange in effect as of year end. Income and expense items are translated at the average exchange rates in effect during the year. The translation adjustments relating to net assets are recorded directly into a separate component of shareholders' investment. Certain other translation adjustments continue to be reported in net income and were not significant in any of the three years ended December 31, 1996.

Cash and Cash Equivalents
Cash and cash equivalents consist primarily of highly liquid investments with insignificant interest rate risk and original maturities of three months or less at date of acquisition. The carrying value of cash equivalents closely approximates their fair market value.

Inventories
The approximate percentage distribution between major classes of inventory is as follows:

                                                          December 31,
                                                          _____________
                                                          1996    1995
                                                          ______  _____
Raw Material.........................................     17%     17%
Work In Process......................................     19%     21%
Finished Goods and Purchased Parts...................     64%     62%

Inventories are stated at cost, which is not in excess of market. Cost for approximately 67% of the Company's inventory at December 31, 1996 and 1995 was determined using the last-in, first-out (LIFO) method. If all inventories were valued on the first-in first-out (FIFO) method, they would have increased by $8,875,000 and $8,045,000 as of December 31, 1996 and 1995, respectively.
Material, labor and factory overhead costs are included in the inventories.

Property, Plant and Equipment
Property, plant and equipment is stated at cost. Maintenance and repairs are charged to expense as incurred and major renewals and improvements are capitalized.
The cost of property retired or otherwise disposed of is removed from the property accounts, the accumulated depreciation is removed from related reserves, and the net gain or loss is reflected in income.
The provisions for depreciation are based on the estimated useful lives of plant and equipment from the dates of acquisition and are calculated primarily using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes. The estimated useful lives are:



                            Description                            Life
_________________________________________________________    ______________
Buildings and Improvements...............................    10 to 45 years
Machinery and Equipment..................................     3 to 10 years

The Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long -lived Assets to be Disposed Of" during the first quarter of 1996. The adoption of this standard did not have a material effect on the Company's financial position or results of operations.

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

21

(3) ACQUISITIONS
Effective January 1, 1995, the Company acquired selected net assets of the Marine and Industrial Transmission Division of Borg-Warner Automotive Transmission and Engine Components Corporation for approximately $9,192,000. This acquisition has been renamed the Velvet Drive Transmission Division of Regal-Beloit Corporation. This Division produces both marine and industrial transmissions. The acquisition was accounted for as a purchase and the cash consideration paid approximated the fair market value of the net identifiable assets acquired. Results of operations of the Velvet Drive Transmission Division have been consolidated in the Company's statements from the acquisition date.

On December 20, 1994, for approximately $36,000, the Company purchased the capital stock and assumed liabilities of Costruzioni Meccaniche
Legnanesi, S.r.L. of Legnano, Italy which manufactures manual bevel gear valve actuators. This acquisition was also accounted for as a purchase.

(4) LONG-TERM DEBT AND BANK CREDIT FACILITIES

                                                                                  (In Thousands of Dollars)

Long-term debt consists of the following:                                         December 31,
                                                                                 __________________________
                                                                                 1996      1995
                                                                                 _____     _____
9% Note with quarterly installments of $500,000 through November, 1996.......    $  --     $ 2,000
7-3/4% Industrial Revenue Bonds with annual payments of $342,353 to
 September 30, 1999..........................................................     1,027     1,370
Industrial Development Bonds with semi-annual payments of $150,000 through
 May, 2001, with an interest rate of 4.6% as of December 31, 1996............     1,350     1,650
Other........................................................................       467       537
                                                                                  2,844     5,557
                                                                                 _______   _______
Less-Current maturities......................................................       676     2,673
Noncurrent portion........................................................... $   2,168   $ 2,884
                                                                              =========== ========

The Company also maintains two short-term lines of credit totalling $7,500,000 at December 31, 1996 and 1995. These lines of credit were not activated in either year.
The loan covenants covering the Industrial Revenue Bonds contain restrictions on the payment of dividends, redemption or retirement of shares of common stock and the issuance of additional funded indebtedness. Under the terms of these covenants, $26,000,000 of retained earnings were available for distribution as of December 31, 1996.
ased on the borrowing rates currently available to the Company for bank loans with similar terms and average maturities, the fair value of long-term debt is not materially different than the carrying value. All long-term debt is unsecured as of December 31, 1996.


Maturities of long-term debt are as follows:

Year                    (In Thousands of Dollars)
______                  ___________________________
1997                           $  676
1998                              681
1999                              685
2000                              348
2001 and thereafter               454
                        ___________________________
Total                          $2,844
                        ===========================

(5) LEASES AND RENTAL COMMITMENTS

Rental expenses charged to operations amounted to $1,158,000 in 1996, $1,218,000 in 1995, and $1,094,000 in 1994. Future minimum rental commitments for noncancelable operating leases having a remaining term in excess of one year as of December 31, 1996 are not material.

(6) RETIREMENT PLANS

The Company has a number of retirement plans that cover most of its employees. The primary plan of the Company is a qualified discretionary profit-sharing plan covering substantially all domestic employees except those covered by collective bargaining agreements. Total expense for all profit-sharing and retirement plans was $4,041,000, $4,477,000 and $3,798,000 in 1996, 1995 and 1994,
respectively.

22

(7) STOCK OPTION PLANS

The Company has four stock option plans available for officer, directors, and key employees. Under the Company's 1982 and 1987 Stock Option Plans, qualified incentive stock options for 614,946 and 450,000 shares, respectively, have been made available for grant and 609,760 and 435,500 shares, respectively, have been granted. Options under these plans were granted at a price that equaled the market value on the date of grant and an option's maximum term is 10 years.

In 1991, the shareholders approved a Flexible Stock Incentive Plan. This plan permits the Company to award options from a single pool of 1,000,000 shares. Non-qualified options for 462,294 shares have been granted under this plan. These options were granted at prices that equal the market value on the date of grant and an option's maximum term is 10 years.

In 1992, the Outside Directors of the Company were awarded a one time grant of non-qualified options for an aggregate 140,000 shares. These options were granted at market value on the date of grant and expire five years from date of grant.

A summary of the status of the Company's four stock options plans as of December 31, 1996,1995 and 1994, and changes during the years then ended is presented below:

                            1996                 1995                     1994
                         ___________          ___________              ___________
                            Weighted Average         Weighted Average         Weighted Average
                     Shares Exercise Price    Shares Exercise Price    Shares Exercise Price
                     _____________________    _____________________    ______________________

Outstanding at
beginning of year... 873,086    $ 7.84        955,420  $ 7.25          976,970  $ 7.23
Granted............. 107,700     18.85         33,364   14.75           29,562   13.59
Exercised........... (96,368)     5.84       (108,448)   4.98          (50,112)   5.12
Forfeited........... (18,000)    19.00       (7,250)    13.94           (1,000)   8.13
                     _________ ________      _________ ______          ________  ______
Outstanding at
end of year......... 866,418    $ 8.88       873,086   $ 7.84          955,420   $ 7.25

Options exercisable
at year-end......... 713,668                 653,736                   654,920

The following table summarizes information about the Company's four stock option plans outstanding at December 31, 1996:


Range of                  Number                 Number
Exercise                  Outstanding at         Exercisable at
Prices                    12/31/96               12/31/96
_______________________________________________________________________

$     3.50 -  5.24        19,486                 19,486
      5.25 -  7.89        540,150                480,150
      7.90 - 11.84        158,906                158,906
     11.85 - 17.79         85,226                 46,626
     17.80 - 20.13         62,650                  8,500
                          __________             _________
                          866,418                713,668


In 1995, The Financial Accounting Standards Board issued SFAS No. 123 "Accounting for Stock-Based Compensation," which established financial accounting and reporting standards for stock-based employee compensation.
The statement allows for companies to continue to apply the accounting treatment under the provisions of Accounting Principles Board Opinion No. 25. Effective December 31, 1996, the Company has chosen to adopt the disclosure requirement of SFAS No. 123; however, in the opinion of management, the pro-forma impact of compensation expense for stock-based employee compensation arrangements is not material to the financial statements.

(8) CONTINGENCIES

The Company is, from time to time, party to lawsuits arising from its normal business operations. In addition, the Company is party to certain environmental cleanup proceedings. It is believed that the outcome of these lawsuits and cleanup proceedings will have no material effect on the Company's financial position or its results of operations.
23
(9) INCOME TAXES

The provision for income taxes is summarized as follows:

                       (In Thousands of Dollars)
                       __________________________
                       1996       1995       1994
                     _______    _______    ________
Current
  Federal..........  $16,232    $17,499    $ 12,968
  State............    2,712      3,089       2,365
  Foreign..........      649        501         232
                     _______    _______    ________
                      19,593     21,089      15,565
Deferred...........     (54)      (767)       (530)
                     _______    _______    ________
                     $19,539    $20,322    $ 15,035
                     =======    =======    ========

A reconciliation of the statutory Federal income tax rate and the effective rate reflected in the statements of income follows:

                                                 1996       1995       1994
                                                ______     ______     ______
Federal statutory rate........................   35.0%      35.0%      35.0%
State income taxes, net of Federal benefit....    3.4        3.8        4.0
Other,net.....................................    (.7)       (.6)        .4
                                                ______     ______     ______
Effective tax rate............................   37.7%      38.2%      39.4%
                                                ======     ======     ======

Deferred taxes arise primarily from differences in amounts reported for tax and financial statement purposes. The Company's net deferred tax liability as of December 31, 1996 of $855,000 is classified on the consolidated balance sheet as a current income tax benefit of $4,532,000 and a long-term deferred income tax liability of $5,387,000. The December 31, 1995 net deferred tax liability was $590,000, consisting of a current income tax benefit of $4,109,000 and a long-term deferred income tax liability of $4,699,000. The components of this net deferred tax liability are as follows:

                                                    (In Thousands of Dollars)
                                                           December 31,
                                                    _________________________
                                                       1996           1995
                                                     ________       ________
Operating loss carry forward.....................    $ 1,022        $ 1,022
Inventory........................................      1,510          1,271
Accrued employee benefits........................      1,724          1,676
Bad debt reserve.................................        334            336
Other............................................      1,096          1,000
                                                     ________       ________
  Deferred tax assets............................      5,686          5,305

Property related.................................     (6,012)        (5,425)
Other............................................       (529)          (470)
                                                     _______        ________
  Deferred tax liabilities.......................     (6,541)        (5,895)
                                                     ________       ________
Net deferred tax liability.......................    $  (855)       $  (590)
                                                     ========       ========
(10) INDUSTRY SEGMENT INFORMATION

Pertinent data for each industry segment in which the Company operated for the three years ended December 31, 1996 is as follows:

                                                     (In Thousands of Dollars)
                                 ________________________________________________________________
                                 Net        Income From  Identifiable    Capital
                                 Sales      Operations      Assets     Expenditures  Depreciation
                                 _______    __________   ___________   ____________  ____________
1996
Power Transmission Group......   $ 243,226  $  49,104    $  135,841    $    9,262    $   9,509
Cutting Tool Group............      38,282      5,749        15,837         1,556          847
Corporate/Unallocated.........      ---        (3,733)       45,318           294          197
                                 _________  _________    __________     _________
                                 $ 281,508  $  51,120    $  196,996        11,112       10,553
                                 =========  =========    ==========     =========

1995
Power Transmission Group......   $ 258,325  $  51,815    $  145,730    $   17,557    $     8,908
Cutting Tool Group............      37,566      6,390        16,193           648            954
Corporate/Unallocated.........      ---        (4,598)       13,557         1,694            287
                                 ---------  ----------   ----------    -----------
                                 $ 295,891  $  53,607    $  175,480        19,899    $    10,149
                                 =========  =========    ==========    ===========
1994
Power Transmission Group......   $ 209,048  $  39,529    $   128,144    $    7,258    $     7,277
Cutting Tool Group............      33,602      4,383         20,519           197          1,074
Corporate/Unallocated.........      ---        (4,930)       19,002            80            350
                                ----------  ----------   -----------    -----------
                                 $ 242,650  $  38,982    $  167,665         7,535    $     8,701
                                ==========  ==========   ===========    ============

The Company's European operations contributed net sales of $18,746,000, $18,639,000 and $14,108,000 and income from operations of $2,529,000, $1,948,000 and $1,081,000 in 1996, 1995 and 1994, respectively. Total assets of these operations as of December 31, 1996, 1995 and 1994 were $19,422,000, $18,288,000, and, $16,000,000, respectively. Export sales from U. S. operations were approximately 3% of sales in 1996, 1995 and 1994.

Corporate assets of cash and cash equivalents, notes receivable, prepaid expenses and certain property, plant and equipment have not been associated with industry segments. Capital expenditures in 1995 include significant amounts applicable to acquired businesses in 1995. Segment income from operations includes segment revenues and applicable other income items less operating expenses directly associated with each segment. Corporate expenses which benefit more than one segment have not been allocated.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of Regal-Beloit Corporation:

We have audited the accompanying consolidated balance sheets of REGAL-BELOIT CORPORATION (a Wisconsin Corporation) and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, shareholders investment and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Regal-Beloit Corporation and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

Arthur Anderson LLP
___________________
Arthur Andersen LLP


Milwaukee, Wisconsin,
January 29, 1997.



RESPONSIBILITIES FOR FINANCIAL STATEMENTS

The preceding financial statements of Regal-Beloit Corporation and related footnotes were prepared by management which is responsible for their integrity and objectivity. The statements have been prepared in conformity with generally accepted accounting principles, which have been applied on a consistent basis.

The system of internal controls of Regal-Beloit Corporation is designed to assure that the books and records reflect the transactions of the Company and that its established policies and procedures are carefully followed. The internal control system is augmented by careful selection and training of qualified employees, proper division of responsibilities, and the development and dissemination of written policies and procedures.

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

The Audit Committee of the Board of Directors, which committee consists entirely of outside directors, meets regularly with the independent public accountants and management to review the scope and results of audits. In addition, the Audit Committee meets with Arthur Andersen LLP, without management representatives present, to discuss the results of their audit including a discussion of internal accounting controls, financial reporting and other audit matters.


James L. Packard                     Kenneth F. Kaplan
________________                     _________________

James L. Packard                     Kenneth F. Kaplan
Chairman, President,                 Vice President, Chief Financial
Chief Executive Officer              Officer

DIVISIONS & SUBSIDIARIES                               REGAL-BELOIT CORPORATION

________________________________________________________________________________
U. S. Operations

*REGAL-BELOIT CORPORATION
 CORPORATE OFFICE
 Beloit, WI 53511

*DURST
 Shopiere,WI 53525

*ELECTRA-GEAR
 Anaheim, CA 92801

*FOOTE-JONES/ILLINOIS GEAR
 Chicago, IL 60707

*GROVE GEAR
 Union Grove, WI 53182

*HUB CITY, INC.
 Aberdeen, SD 57402

*MASTERGEAR U.S.A.
 Roscoe, IL 61073

*OHIO GEAR/RICHMOND GEAR
 Liberty, SC 29657

*VELVET DRIVE TRANSMISSIONS
 New Bedford, MA 02745

*REGAL CUTTING TOOLS
 South Beloit, IL 61080

*NATIONAL TWIST DRILL
 South Beloit, IL 61080

*NEW YORK TWIST DRILL, INC.
 South Beloit, IL 61080

International Operations

*COSTRUZIONI MECCANICHE LEGANESI S.r.L.
 20025 Legnano (MI)r
 Italy

*MASTERGEAR (GmbH)
 D-61260 Neu-Anspach
 Germany

*OPPERMAN MASTERGEAR, Ltd.
 Newbury, Berkshire
 England

SHAREHOLDER INFORMATION
______________________________________________________________________________

Corporate Headquarters                     Stock Purchases
Regal-Beloit Corporation                   A shareholder should make sure
200 State Street, Beloit, WI  53511-6254   that newly purchased shares are
608/364-8800    Fax: 608/364-8818          registered the same way each time
                                           they add to their holdings in order
                                           to prevent the creation of
Transfer Agent, Registrar and Dividend     duplicate accounts. Such accounts
Disbursing Agent                           are not only an inconvenience to
Boston Equiserve, L.P.                     the shareholder, but also increase
Bank of Boston Shareholder Services        your Company's administrative
P. O. Box 644  Mail Stop: 45-02-64         costs.
Boston, MA  02102-0644
617/575-3400                               Notice of Annual Meeting
                                           The Annual Meeting of stockholders
Have you received your cash dividends?     will be held at 10:30 a.m.,C.D.T.,
During 1996, four quarterly cash dividends on Thursday, April 24,1997, at the were declared on Regal-Beloit Corporation Corporate Offices, 200 State Street
common stock.  If you have not received    Beloit, Wisconsin.
all dividends to which you are entitled,
please write or call the Bank of           Form 10.K
Boston at the address above.               A copy of the report filed by the
                                           Company with the Securities and
                                           Exchange Commission is available
                                           to shareholders upon request.
                                           Please direct requests to:
Stock Listing                              Regal-Beloit Corporation
Regal-Beloit stock was first traded        Attn:  Investor Relations
publicly in 1969.  The Corporation began   200 State Street, Beloit, WI
trading on the American Stock Exchange     53511-6254
in 1976 under the symbol RBC.
                                           Auditors
                                           Arthur Andersen LLP,
                                           Milwaukee, Wisconsin.
Cash Dividends and Stock Splits
Regal-Beloit Corporation paid its first cash dividend in January 1961. Since that date, Regal-Beloit has paid 146 consecutive quarterly dividends through January, 1997.
The Company has raised cash dividends 33 times in the 36 years these dividends have been paid. The dividend has never been reduced. The Company has also declared and issued 15 stock splits/dividends since inception.

Regal-Beloit Corporation is a Wisconsin Corporation listed on the American Stock Exchange under the symbol RBC.