Form 10-K, Exhibit 13
period 2000-12-31
REGAL BELOIT CORP
filed 2001-03-16
CIK 82811

 Exhibit 13

REGAL-BELOIT SELECTED FINANCIAL INFORMATION

Five Year Historical Data

	(In Thousands, Except Per Share Data)
	Year Ended December 31,
	2000	1999	1998	1997	1996
Net Sales	$598,203	$550,661	$ 550,277	$ 493,174	$ 285,393
Income from Operations	71,608	72,440	81,113	74,381	51,120
Net Income	33,771	38,067	42,961	38,897	32,276
Total Assets	789,116	505,100	482,022	485,625	196,996
Long-term Debt	393,510	148,166	166,218	192,261	2,168
Shareholders' Investment	273,889	252,626	224,497	189,427	160,023
Per Share of Common Stock:
Earnings Per Share	1.61	1.82	2.06	1.87	1.57
Earnings Per Share - Assuming Dilution	1.61	1.80	2.02	1.83	1.53
Cash Dividends Declared	.48	.48	.48	.48	.48
Shareholders' Investment	13.10	12.04	10.74	9.09	7.75

Average Number of Shares Outstanding	20,984	20,959	20,893	20,806	20,617
Average Number of Shares -
Assuming Dilution	20,996	21,170	21,278	21,275	21,075

Common Stock

	2000			1999
	Price Range		Dividends	Price Range		Dividends
	High	Low	Paid	High	Low	Paid
1st Quarter	$ 21.63	$ 16.50	$ .12	$ 23.94	$ 15.56	$ .12
2nd Quarter	19.00	15.63	.12	25.63	17.38	.12
3rd Quarter	17.78	15.25	.12	24.50	20.00	.12
4th Quarter	19.35	14.60	.12	23.25	20.00	.12

Regal-Beloit has paid 162 consecutive quarterly dividends through January, 2001. The number of registered holders of common stock as of December 31, 2000 is approximately 1,000.

Quarterly Financial Information

	(In Thousands, Except Per Share Data)
	1st Qtr		2nd Qtr.		3rd Qtr.		4th Qtr.
	2000	1999	2000	1999	2000	1999	2000	1999
Net Sales	$144,185	$128,754	$145,027	$138,572	$138,180	$143,803	$170,811	$139,532
Gross Profit	38,322	35,424	38,062	36,061	35,922	36,399	45,123	36,284
Income from Operations	18,087	17,406	18,213	18,519	16,670	18,192	18,638	18,323
Net Income	9,414	9,078	9,465	9,765	8,444	9,467	6,448	9,757
Earnings Per Share	.45	.43	.45	.47	.40	.45	.31	.47
Earnings Per Share -
Assuming Dilution	.45	.43	.45	.46	.40	.45	.31	.46
Average Number of
Shares Outstanding	20,986	20,933	20,988	20,953	20,994	20,973	20,970	20,978
Average Number of Shares -
Assuming Dilution	21,033	21,122	20,988	21,190	20,994	21,204	20,970	21,163

REGAL-BELOIT
Management's Discussion And Analysis Of Financial Statements

Overview

On September 29, 2000, the Company acquired Leeson Electric Corporation, a private manufacturer and marketer of predominantly industrial electric motors for approximately $260,000,000 in cash. With annualized sales of approximately $175,000,000, the additional sales of Leeson in 2000's fourth quarter helped increase 2000 sales to $598,203,000, an 8.6% increase from 1999. The Company also acquired, at the end of June 2000, Thomson Technology, Inc. ("TTI"), a private Canadian manufacturer and marketer of power generation control products, for approximately $10,000,000 in cash. (See "Note 4 to Consolidated Financial Statements").

Net income in 2000 decreased 11.3% to $33,771,000, or $1.61 per share (assuming dilution). The lower 2000 earnings in comparison with 1999 occurred in the second half of the year, with about 75% coming in the fourth quarter, as the economy slowed and the Company experienced broad-based demand weakness across its markets. Without the 2000 acquisitions, net sales of the Company would have been virtually unchanged from 1999.

On September 28, 2000, the Company entered into a new $450,000,000, unsecured, revolving credit bank agreement expiring December 31, 2005. This facility provided funding for the Leeson Electric acquisition and refinancing for the $136,000,000 of existing Company debt outstanding at that time.

Results Of Operations

2000 versus 1999
Net sales of the Company were $598,203,000 in 2000, an 8.6% increase from 1999 sales of $550,661,000. Mechanical Group net sales of $244,249,000 were 4.2% below 1999 net sales of $254,967,000, due primarily to broad-based weakness in the agriculture, transportation, marine, construction equipment and industrial machinery markets, particularly in the second half of 2000. Electrical Group net sales of $353,954,000 in 2000 increased 19.7% from $295,694,000 in 1999; excluding the Leeson Electric and TTI acquisitions, the increase in 2000 from 1999 was 3.8%, due primarily to a full year of sales in 2000 of Lincoln Motors, a 1999 acquisition. The diversity of markets served by the Company's two operating groups is considered by Management to be a key asset of the Company; however, new product introductions and increased market penetration achieved in 2000 could not offset the broad-based market slowdown.

All sales, cost of sales and operating expenses have been restated to reflect the required accounting change, adopted October 1, 2000, for shipping and handling billings and costs. In 2000, net sales increased $7,919,000, cost of sales increased $17,930,000, and operating expenses decreased $10,011,000 as a result of this accounting change. In 1999, net sales increased $6,029,000, cost of sales increased $13,321,000 and operating expenses decreased $7,292,000. This change had no impact on net income or income from operations in any period. Cost of sales, gross profit, operating expense and income from operations, all as a percentage of sales, changed as a result of the restatement.

Gross profit of the Company increased 9.2% in 2000 to $157,429,000 from $144,168,000 in 1999. As a percentage of sales, gross profit of 26.3% in 2000 was slightly higher than 1999's percentage of 26.2%. Income from operations in 2000 decreased 1.1% to $71,608,000, or 12.0% of sales, from $72,440,000, or 13.2% of sales, in 1999. The decrease in operating income margin was due to an increase in operating expenses as a percentage of sales to 14.3% in 2000 from 13.0% in 1999. The increased percentage resulted primarily from higher selling expenses during 2000 and to Leeson Electric's selling expenses as a percentage of sales being greater than those historically incurred by the Company. Mechanical Group operating income margin decreased to 12.6% in 2000 from 14.0% in 1999, while the Electrical Group declined to 11.5% in 2000 from 12.4% the previous year. The Mechanical Group decrease was primarily due to a combination of lower sales volume, higher raw material, fuel and labor costs, reduced production levels and higher selling expenses as a percentage of sales. The operating income margin decrease in the Electrical Group resulted primarily from increased selling expenses as a percentage of sales, which were partly offset by improvement in gross profit margin from 1999. Favorable product mix of sales and improved manufacturing productivity enabled the Electrical Group to more than offset the impact of higher manufacturing costs in 2000.

Interest expense increased 63.0% to $15,332,000 in 2000 from $9,406,000 in 1999, virtually all as a result of the Leeson Electric acquisition. The higher interest expense was due to a combination of borrowing approximately $260,000,000 to finance the Leeson Electric acquisition, an increase in the interest rate paid on virtually all Company debt from 6.9% to 7.9% effective September 29, 2000 and increases during the first half of 2000 in LIBOR (London Interbank Offered Rate), the rate upon which the interest rate the Company pays is based. The average rate of interest the Company paid on outstanding debt in 2000 was 7.4% as compared to 5.6% in 1999. The Company's effective tax rate in 2000 increased to 40.3% of income before taxes from 39.8% in 1999. The increase was due primarily to miscellaneous foreign tax-related items in 2000.

Net income in 2000 was $33,771,000, 11.3% below $38,067,000 of net income in 1999. Net income as a percentage of sales decreased to 5.6% in 2000 from 6.9% in 1999. The reduced percentage was due in part to the impact on the fourth quarter of the Leeson Electric acquisition, which added net sales but was approximately neutral to net income as Management had expected, and in part to lower earnings in 2000 from the Company's other operations. Earnings per share in 2000 were $1.61 (both basic and assuming dilution), 11.5% and 10.6% below, respectively, 1999's per share earnings of $1.82 (basic) and $1.80 (assuming dilution).

1999 versus 1998
Total Company net sales in 1999 of $550,661,000 were slightly above 1998 net sales of $550,277,000. Mechanical Group net sales were $254,967,000, a 10.2% decrease from $284,023,000 in 1998. Electrical Group net sales in 1999 increased 11.1% to $295,694,000 from $266,254,000 in 1998, but would have decreased slightly if not for the sales added by the Lincoln Motors acquisition. Broad weakness characterized the markets for many industrial manufacturers during 1999 and Regal-Beloit was not an exception.

Company gross profit declined 6.1% in 1999 to $144,168,000 from $153,612,000 in 1998. Gross profit as a percentage of sales decreased to 26.2% in 1999 as compared to 27.9% in 1998, as both the Mechanical and Electrical Groups experienced reduced gross profit margins. Lower production levels and competitive pricing pressures were the primary reasons for the decreased margins. Income from operations in 1999 was $72,440,000, or 13.2% of net sales, 10.7% below $81,113,000, or 14.7% of net sales, in 1998. The reduced gross profit margins were primarily responsible for the lower operating income margins in both the Mechanical Group and Electrical Group.

Interest expense was reduced 18.1% from $11,479,000 in 1998 to $9,406,000 in 1999, due primarily to a reduction in average outstanding debt from $185,626,000 in 1998 to $164,271,000 in 1999 and a decrease in the average rate of interest the Company paid to 5.6% in 1999 versus 6.1% in 1998. The Company's effective tax rate increased to 39.8% of income before taxes in 1999 from 38.6% in 1998. The increase resulted primarily from higher effective state income tax rates in 1999.

Net income in 1999 totaled $38,067,000, an 11.4% decrease from 1998's record net income of $42,961,000. Net income as a percent of net sales declined to 6.9% in 1999 from 7.8% in 1998. Earnings per share in 1999 were $1.82 (basic) and $1.80 (assuming dilution), 11.7% and 10.9% below, respectively, 1998's per share earnings of $2.06 (basic) and $2.02 (assuming dilution).

Liquidity and Capital Resources

The Company's working capital increased to $185,781,000 at December 31, 2000, a 41.4% increase from $131,370,000 a year previously. The increase is attributable to the acquisition of Leeson Electric. The Company's current ratio at year-end 2000 was 3.3:1, up from 3.0:1 at December 31, 1999.

Outstanding long-term debt at December 31, 2000 increased to $393,510,000 from $148,166,000 at year-end 1999, due primarily to the Leeson Electric acquisition. The Company maintains a $450,000,000, unsecured, revolving credit facility with 21 banks which expires December 31, 2005 (the "Facility"). The Company entered into the Facility on September 28, 2000. The Facility permits the Company to borrow up to the limit of the Facility at interest rates based upon a margin above LIBOR. These interest rates vary with LIBOR. Including outstanding standby letters of credit of $2,307,000, the Company had $55,193,000 of available borrowing capacity at December 31, 2000. The Company was in compliance at year-end 2000 with all financial and other covenants of the Facility. Management believes the credit facility it has in place provides sufficient borrowing capacity for the Company to finance its existing operations for the foreseeable future. (See "Note 5 to Consolidated Financial Statements").

Cash flow from operations was $52,089,000 in 2000, a decrease from $70,257,000 in 1999. A $4,296,000 reduction in net income, a $5,686,000 inventory increase (excluding acquisitions) predominantly in the fourth quarter as market demand slowed, and $4,600,000 of reduced accounts payable were the major factors in the lower operating cash flow. Cash flow from investing activities totaled a $285,020,000 outflow, the major factors being nearly $17,000,000 of capital expenditures and about $269,000,000 invested in acquisitions. Commitments for capital items outstanding at December 31, 2000 were $507,000. Cash flow from financing activities provided $233,836,000 from increased net long-term debt of $245,402,000, partly offset by $10,075,000 in dividends and repurchasing 99,200 shares of Company stock for $1,685,000 ($16.99 per share average price) under the 2,000,000 share repurchase program approved by the Company's Board of Directors in July 2000. Management believes its present facilities, augmented by planned capital expenditures, are sufficient to provide adequate capacity for its operations in 2001.

In the ordinary course of business, the Company is exposed to market risk, primarily interest rate risk. The great majority of the Company's debt is borrowed through credit facilities with floating-rate debt at a rate based on a margin above LIBOR. As a result, interest rate changes generally do not affect fair market value but do impact future earnings and cash flows assuming other factors are constant. A hypothetical 10% change in the Company's weighted average borrowing rate on the outstanding debt at December 31, 2000, would result in a change in after-tax annual earnings of approximately $1,900,000. The Company has no material foreign currency rate risk. In addition, the Company does not have any material derivative instruments.

REGAL-BELOIT CONSOLIDATED BALANCE SHEETS

In Thousands of Dollars

Assets

	December 31,
	2000	1999
Current Assets:
Cash and cash equivalents	$ 2,612	$ 1,729
Receivables, less allowance for doubtful accounts of
$2,031 in 2000 and $1,758 in 1999	97,032	76,374
Income tax receivable	4,069	--
Future income tax benefits	9,475	13,180
Inventories	148,741	103,966
Prepaid expenses	3,709	2,999
Total Current Assets	265,638	198,248
Property, Plant and Equipment:
Land and improvements	11,898	11,103
Buildings and improvements	84,171	66,835
Machinery and equipment	225,617	189,184
Property, Plant and Equipment, at cost	321,686	267,122
Less-Accumulated depreciation	(132,608)	(115,749)
Net Property, Plant and Equipment	189,078	151,373
Goodwill	316,295	143,314
Other Noncurrent Assets	18,105	12,165
Total Assets	$ 789,116	$ 505,100

Liabilities and Shareholder's Investment

Current Liabilities:	2000	1999
Accounts payable	$ 32,298	$ 28,382
Dividends payable	2,509	2,518
Accrued compensation and employee benefits	21,941	19,223
Other accrued expenses	22,849	16,355
Federal and state income taxes	154	352
Current maturities of long-term debt	106	48
Total Current Liabilities	79,857	66,878

Long-term Debt	393,510	148,166
Deferred Income Taxes	41,063	37,090
Other Noncurrent Liabilities	797	340

Shareholders' Investment:
Common stock, $.01 par value, 50,000,000 shares authorized,
20,912,192 issued and outstanding in 2000 and 20,985,905
issued and outstanding in 1999	210	210
Additional paid-in capital	41,779	41,585
Less-treasury stock, at cost, 99,200 shares	(1,685)	--
Retained earnings	234,992	211,287
Accumulated other comprehensive loss	(1,407)	(456)
Total Shareholders' Investment	273,889	252,626
Total Liabilities and Shareholders' Investment	$ 789,116	$ 505,100
See accompanying Notes to Consolidated Financial Statements.

REGAL-BELOIT Consolidated Statements of Income

In Thousands of Dollars, Except Shares Outstanding

	For The Year Ended December 31,
	2000	1999	1998
Net Sales	$ 598,203	$ 550,661	$ 550,277
Cost of Sales	440,774	406,493	396,665
Gross Profit	157,429	144,168	153,612
Operating Expenses	85,821	71,728	72,499
Income From Operations	71,608	72,440	81,113
Interest Expense	15,332	9,406	11,479
Interest Income	274	220	306
Income Before Income Taxes	56,550	63,254	69,940
Provision For Income Taxes	22,779	25,187	26,979
Net Income	$ 33,771	$ 38,067	$ 42,961

Earnings Per Share	$ 1.61	$ 1.82	$ 2.06

Earnings Per Share - Assuming Dilution	$ 1.61	$ 1.80	$ 2.02

Average Number of Shares Outstanding	20,984,423	20,959,182	20,893,182

Average Number of Shares - Assuming Dilution	20,996,189	21,169,580	21,278,497
See accompanying Notes to Consolidated Financial Statements.

REGAL-BELOIT
CONSOLIDATED STATEMENTS OF SHAREHOLDER'S INVESTMENT

In Thousands of Dollars, Except Per Share Data

						Accumulated
	Compre-	Common	Additional			Other
	hensive	Stock	Paid-In	Treasury	Retained	Comprehensive
	Income	$.01 Par Value	Capital	Stock	Earnings	Income (Loss)	Total
Balance, December 31, 1997		$ 208	$ 38,904	--	$150,357	$ (42)	$189,427
Net Income	$ 42,961	--	--	--	42,961	--	42,961
Dividends Declared ($.48 per share)		--	--	--	(10,033)	--	(10,033)
Translation Adjustment	185	--	--	--	--	185	185
Comprehensive Income	$ 43,146
Stock Options Exercised		1	1,956	--	--	--	1,957
Balance, December 31, 1998		209	40,860	--	183,285	143	224,497
Net Income	$ 38,067	--	--	--	38,067	--	38,067
Dividends Declared ($.48 per share)		--	--	--	(10,065)	--	(10,065
Translation Adjustment	(599)	--	--	--	--	(599)	(599)
Comprehensive Income	$ 37,468
Stock Options Exercised		1	725	--	--	--	726
Balance, December 31, 1999		210	41,585	--	211,287	(456)	252,626
Net Income	$ 33,771	--	--	--	33,771	--	33,771
Dividends Declared ($.48 per share)		--	--	--	(10,066)	--	(10,066)
Translation Adjustment	(951)	--	--	--	--	(951)	(951)
Comprehensive Income	$ 32,820
Common Stock Repurchased		--	--	(1,685)	--	--	(1,685)
Stock Options Exercised		--	194	--	--	--	194

Balance, December 31, 2000		$ 210	$41,779	$ (1,685)	$234,992	$(1,407)	$273,889

See accompanying Notes to Consolidated Financial Statements.

REGAL-BELOIT CONSOLIDATED STATEMENTS OF CASH FLOWS

In Thousands of Dollars

	For The Year Ended December 31,
Cash Flows From Operating Activities:	2000	1999	1998
Net income	$ 33,771	$ 38,067	$ 42,961
Adjustments to reconcile net income to net cash provided
from operating activities:
Depreciation and amortization	25,549	23,052	22,039
Provision for deferred income taxes	7,678	1,652	3,673
Change in assets and liabilities, net of acquisitions:
Receivables	8,321	1,093	338
Inventories	(5,686)	7,066	(5,816)
Income tax receivable	(4,069)	--	--
Current liabilities and other, net	(13,475)	(673)	(12,802)

Net cash provided from operating activities	52,089	70,257	50,393

Cash Flows From Investing Activities:
Additions to property, plant and equipment	(16,994)	(11,422)	(14,836)
Business acquisitions	(269,232)	(32,083)	--
Sale of property, plant and equipment	2,725	49	118
Other, net	(1,519)	(1,216)	(1,400)

Net cash used in investing activities	(285,020)	(44,672)	(16,118)

Cash Flows From Financing Activities:
Additions to long-term debt	270,000	1,000	---
Repayment of long-term debt	(24,598)	(19,047)	(26,038)
Repurchase of common stock	(1,685)	--	--
Stock issued under option plans	194	726	1,957
Dividends paid to shareholders	(10,075)	(10,057)	(10,023)

Net cash provided from (used in) financing activities	233,836	(27,378)	(34,104)

Effect Of Exchange Rate On Cash:	(22)	(26)	26

Net increase (decrease) in cash and cash equivalents	883	(1,819)	197
Cash and cash equivalents at beginning of year	1,729	3,548	3,351
Cash and cash equivalents at end of year	$ 2,612	$ 1,729	$ 3,548

Supplemental Disclosures Of Cash Flow Information:
Cash paid during the year for:
Interest	$ 14,924	$ 9,520	$ 12,081
Income Taxes	$ 18,348	$ 24,886	$ 28,011

See accompanying Notes to Consolidated Financial Statements.

REGAL-BELOIT  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For The Three Years Ended December 31, 2000

(1) Nature Of Operations

Regal-Beloit Corporation (the Company) is a United States-based multinational corporation. The Company is organized into two operating groups, the Mechanical Group with its principal line of business in mechanical products which control motion and torque, and the Electrical Group with its principal line of business in electric motors and generators. The principal markets for the Company's products and technologies are within the United States.

(2) Accounting Policies

Principles of Consolidation
   The financial statements include the accounts of the Company and its wholly owned subsidiaries.

Revenue Recognition
   Sales and related cost of sales for all products are recognized upon shipment of the products.

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

Foreign Currency Translation
   Net assets of non-U.S. subsidiaries, whose functional currencies are other than the U.S. Dollar, are translated at the rates of exchange in effect as of year-end. Income and expense items are translated at the average exchange rates in effect during the year. The translation adjustments relating to net assets are recorded directly into a separate component of shareholders' investment. Certain other translation adjustments continue to be reported in net income and were not significant in any of the three years ended December 31, 2000.

Cash and Cash Equivalents
   Cash and cash equivalents consist primarily of highly liquid investments with insignificant interest rate risk and original maturities of three months or less at date of acquisition. The carrying value of cash equivalents closely approximates their fair market value.

Intangible Assets
   The cost of goodwill and other intangible assets is amortized on a straight-line basis over the estimated periods benefited ranging from 5 to 40 years. Goodwill amortization was $4,994,000, $3,845,000 and $3,838,000 in 2000, 1999 and 1998, respectively. Accumulated goodwill amortization was $15,564,000 at December 31, 2000 and $10,570,000 at December 31, 1999.

Impairment of Long-Lived Assets
   The Company reviews long-lived assets, including property, plant and equipment and goodwill, for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. The Company assesses these assets for impairment based on estimated future cash flows from these assets.

Inventories
   The approximate percentage distribution between major classes of inventory is as follows:

	December 31,
	2000	1999
Raw Material	11%	14%
Work In Process	21%	26%
Finished Goods and Purchased Parts	68%	60%

   Inventories are stated at cost, which is not in excess of market. Cost for approximately 89% of the Company's inventory at December 31, 2000 and 87% in 1999, was determined using the last-in, first-out (LIFO) method. If all inventories were valued on the first-in, first-out (FIFO) method, they would have increased by $3,233,000 and $6,384,000 as of December 31, 2000 and 1999, respectively. Material, labor and factory overhead costs are included in the inventories.

Property, Plant and Equipment
   Property, plant and equipment is stated at cost. Maintenance and repairs are charged to expense as incurred and major renewals and improvements are capitalized.

   The cost of property, plant and equipment retired or otherwise disposed of is removed from the accounts, the accumulated depreciation is removed from related reserves, and the net gain or loss is reflected in income.

   The provisions for depreciation are based on the estimated useful lives of plant and equipment from the dates of acquisition and are calculated primarily using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes. The estimated useful lives are:

Description	Life
Buildings and Improvements	10 to 45 years
Machinery and Equipment	3 to 15 years

Shipping and Handling Revenues and Costs
   Shipping and handling costs are recorded as costs of sales and billings are recorded as sales beginning in 2000, in accordance with FASB Emerging Issues Task Force Issue 00-10. All sales, cost of sales, and operating expenses have been restated for all periods to reflect this accounting change. There was no impact on income from operations or net income. Sales previously reported in 1999 and 1998 were increased by $6,029,000 and $6,764,000, respectively, as a result of this change.

(3) Leases and Rental Commitments

   Rental expenses charged to operations amounted to $4,934,000 in 2000, $4,189,000 in 1999 and $3,616,000 in 1998. The Company has future minimum rental commitments for noncancelable operating leases of approximately $1,750,000 in 2001 and $700,000 per year thereafter through 2007.

(4) Acquisitions

   On September 29, 2000, the Company acquired 100% of the stock of Leeson Electric Corporation, a private company, for approximately $260,000,000 in cash. Approximately $90,000,000 of the purchase price was allocated to the net assets acquired, and the remaining $170,000,000 was recorded as goodwill. Leeson is a leading North American manufacturer and marketer of electric motors and related products. Unaudited pro-forma results of operations for Regal-Beloit Corporation for the year ended December 31, 2000 as though Leeson had been acquired as of January 1, 2000 are net sales of $732,529,000, net income of $32,524,000 and earnings per share assuming dilution of $1.55. The above pro-forma amounts do not reflect any synergies, such as cost reductions or additional sales opportunities, or tax benefits that are anticipated in future years.

   On June 29, 2000, the Company acquired the assets and liabilities of Thomson Technology, Inc. ("TTI") for approximately $10,000,000. TTI is a Vancouver, BC, Canada based manufacturer of power systems controls for the worldwide power generation market.

   On May 28, 1999, the Company purchased the Lincoln Motors business of Lincoln Electric Holdings, Inc., for a cash purchase price of approximately $32,100,000. Lincoln Motors manufactures and markets a line of AC electric motors from 1 horsepower to 1000 horsepower.

(5) Long-Term Debt And Bank Credit Facilities

	(In Thousands of Dollars)
Long-term debt consists of the following:	December 31,
	2000	1999
Revolving Credit Facility	$392,500	$147,000
Other	1,116	1,214
	393,616	148,214
Less-Current maturities	106	48
Noncurrent portion	$393,510	$148,166

   On September 28, 2000, the Company entered into a new $450,000,000, unsecured, revolving credit facility which expires December 31, 2005 (the "Facility"). The Facility permits the Company to borrow at interest rates based upon a margin above LIBOR. These interest rates vary with LIBOR. The Facility allows the Company, among other things, to make future acquisitions and to repurchase Company stock as long as it remains in compliance with the Facility's covenants. The Facility includes financial covenants regarding minimum net worth, maximum permitted debt and minimum interest coverage. The average balance outstanding under the Facility in 2000 was $390,177,000. The average interest rate paid under the Facility in 2000 was 7.4%. The Company had $55,193,000 of available borrowing capacity, after deducting $2,307,000 for standby letters of credit, under the Facility at December 31, 2000.

   Based on the borrowing rates currently available to the Company for bank loans with similar terms and average maturities, the fair value of long-term debt is not materially different than the carrying value.

   Maturities of long-term debt are as follows:

Year	(In Thousands of Dollars)
2001	$ 106
2002	115
2003	98
2004	71
2005	392,561
Thereafter	665
Total	$ 393,616

(6) Contingencies

   The Company is, from time to time, party to lawsuits arising from its normal business operations. It is believed that the outcome of these lawsuits will have no material effect on the Company's financial position or its results of operations.

(7) Retirement Plans

   The Company has a number of retirement plans that cover most of its employees. The plans include defined contribution plans and defined benefit plans. The defined contribution plans provide for company contributions based, depending on the plan, upon one or more of participant contributions, service and profits. Company contributions to defined contribution plans totaled $4,628,000, $4,820,000 and $5,333,000 in 2000, 1999 and 1998, respectively. Benefits provided under defined benefit plans are based, depending on the plan, on employees' average earnings and years of credited service, or a benefit multiplier times years of service. Funding of these qualified defined benefit plans is in accordance with federal laws and regulations.

   Net periodic pension benefit costs for the defined benefit plans were as follows:

	(In Thousands of Dollars)
	2000	1999	1998
Service cost	$1,253	$1,375	$1,201
Interest cost	2,993	2,809	2,635
Expected return on
plan assets	(4,858)	(4,158)	(3,752)
Net amortization
and deferral	(125)	58	9
Net periodic (income)
expense	$ (737)	$ 84	$ 93

   The following table presents a reconciliation of the funded status of the defined benefit plans using an assumed discount rate of 7.5% in 2000 and 1999, annual compensation increases of 4.5% in 2000 and 1999, and an assumed long-term rate of return on plan assets of 9.0% in 2000 and 1999.

	(In Thousands of Dollars)
	2000	1999

Change in projected benefit obligation:
Obligation at beginning
of period	$ 39,909	$ 40,132
Service cost	1,253	1,375
Interest cost	2993	2,809
Change in assumptions	(1,293)	(2,846)
Plan amendments	131	230
Benefits paid	(1,951)	(1,791)
Obligation at end of period	41,042	39,909

Change in fair value of plan assets:
Fair value of plan assets at
beginning of period	60,601	48,457
Actual return on plan assets	1,827	13,604
Employer contributions	367	331
Benefits paid	(1,951)	(1,791)
Fair value of plan assets
at end of period	60,844	60,601

Funded status	19,802	20,692

Unrecognized net actuarial gains	(13,289)	(15,229)
Unrecognized prior service costs	924	859

Prepaid asset recognized
in balance sheet*	$ 7,437	$ 6,322

*Recorded within Other Noncurrent Assets

(8) Shareholders' Investment

   The Company has two stock option plans available for new grants to officers, directors and key employees, the 1991 Flexible Stock Incentive Plan and the 1998 Stock Option Plan. Additionally, the Company's 1987 Stock Option Plan, which has expired as to new grants, has shares previously granted remaining outstanding.

   Options under all the plans were granted at prices that equaled the market value on the date of the grant and with a maximum term of 10 years from the date of grant. Options vest over various periods up to 10 years. A summary of the Company's three stock option plans follows:

	At December 31, 2000
	1987 Plan	1991 Plan	1998 Plan
Total Plan shares	450,000	1,000,000	1,000,000
Options granted	449,850	821,528	691,600
Options outstanding	61,090	740,328	676,300
Options available for grant	--	178,472	308,400

   A summary of the status of the Company's four stock option plans as of December 31, 2000, 1999 and 1998, and changes during the years then ended is presented below:

	2000		1999		1998
		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price
Outstanding at
beginning of year	1,430,682	$ 18.47	839,018	$ 14.18	907,682	$ 13.42
Granted	134,750	18.14	705,700	22.65	88,400	28.31
Exercised	(26,018)	6.97	(78,336)	9.33	(81,564)	11.31
Forfeited	(61,696)	22.61	(35,700)	23.43	(75,500)	23.65
Outstanding at
end of year	1,477,718	$ 18.01	1,430,682	$ 18.47	839,018	$ 14.18

Options exercisable
at year-end	865,968		656,265		522,981

   The following table provides information on the three Plans at various exercise price ranges:

	Range of Exercise Prices
	$5.56-8.36	$8.37-12.56	$12.57-18.86	$18.87-28.31	$28.32-32.44	Total
Options outstanding
at 12/31/00	356,060	29,444	178,364	846,000	67,850	1,477,718
Options exercisable
at 12/31/00	324,060	29,194	53,314	391,550	67,850	865,968

   The Company accounts for its stock option plans under APB Opinion No. 25. Accordingly, no compensation cost has been recognized in the statements of income. Had compensation cost for these plans been determined consistent with FASB Statement No. 123 "Accounting for Stock-Based Compensation", the Company's net income and earnings per share would have been reduced to the following pro-forma amounts:

(In Thousands, Except Per Share Data)
	2000	1999	1998
Net Income:
As Reported	$ 33,771	$ 38,067	$ 42,961
Pro Forma	$ 33,018	$ 36,532	$ 42,234
Earnings Per Share
As Reported	$ 1.61	$ 1.82	$ 2.06
Pro Forma	$ 1.57	$ 1.74	$ 2.02
Earnings Per Share - Assuming Dilution
As Reported	$ 1.61	$ 1.80	$ 2.02
Pro Forma	$ 1.57	$ 1.73	$ 1.98

   The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2000, 1999 and 1998, respectively: risk-free interest rates of 6.3%, 5.4% and 5.6% ; expected dividend yield of 2.5% for all years; expected option lives of 7.0 for all years; expected volatility of 33% in 2000 and 32% in 1999 and 1998.

   On January 28, 2000, the Board of Directors approved a Shareholder Rights Plan (the "Plan"). Pursuant to this Plan, one common share purchase right is included with each outstanding share of common stock. In the event the rights become exercisable, each right will initially entitle its holder to buy one-half of one share of the Company's common stock at a price of $60 per share (equivalent to $30 per one-half share), subject to adjustment. The rights will become exercisable if a person or group acquires, or announces an offer for, 15% or more of the Company's common stock. In this event, each right will thereafter entitle the holder to purchase, at the right's then-current exercise price, common stock of the Company or, depending on the circumstances, common stock of the acquiring corporation having a market value of twice the full share exercise price. The rights may be redeemed by the Company at a price of one-tenth of one cent per right at any time prior to the time a person or group acquires 15% or more of the Company's common stock. The rights expire on January 28, 2010, unless otherwise extended.

   On July 14, 2000, the Board of Directors approved a repurchase program of up to 2,000,000 common shares of Company stock. Management was authorized to effect purchases from time to time in the open market or through privately negotiated transactions. Through December 31, 2000, the Company repurchased 99,200 shares at an average purchase price of $16.99 per share.

(9) Income Taxes

The provision for income taxes is summarized as follows:

	(In Thousands of Dollars)
Current	2000	1999	1998
Federal	$ 12,858	$ 20,594	$ 19,960
State	1,995	2,321	2,493
Foreign	248	620	853
	15,101	23,535	23,306
Deferred	7,678	1,652	3,673
	$ 22,779	$ 25,187	$ 26,979

   A reconciliation of the statutory Federal income tax rate and the effective rate reflected in the statements of income follows:

	2000	1999	1998
Federal statutory rate	35.0%	35.0%	35.0%
State income taxes, net of
federal benefit	2.5	3.0	2.6
Nondeductible goodwill
amortization	2.4	2.3	2.1
Other, net	.4	(.5)	(1.1)
Effective tax rate	40.3%	39.8%	38.6%

   Deferred taxes arise primarily from differences in amounts reported for tax and financial statement purposes. The Company's net deferred tax liability as of December 31, 2000 of $31,588,000 is classified on the consolidated balance sheet as a current income tax benefit of $9,475,000 and a long-term deferred income tax liability of $41,063,000. The December 31, 1999 net deferred tax liability was $23,910,000 consisting of a current income tax benefit of $13,180,000 and a long-term deferred income tax liability of $37,090,000. The components of this net deferred tax liability are as follows:

	(In Thousands of Dollars)
	December 31
	2000	1999
Operating loss carry forward	$ 401	$ 525
Inventory	1,127	1,160
Accrued employee benefits	1,495	1,644
Bad debt reserve	443	510
Warranty reserve	1,067	1,500
Other	2,542	2,943
Deferred tax assets	7,075	8,282

Property related	(29,643)	(28,850)
Inventory valuation reserve	(4,735)	(3,192)
Other	(4,285)	(150)
Deferred tax liabilities	(38,663)	(32,192)
Net deferred tax liability	$(31,588)	$(23,910)

(10) Industry Segment Information

   Regal-Beloit's reportable segments are strategic businesses that offer different products and services. The Company has two such reportable segments: Mechanical Group and Electrical Group. The Mechanical Group produces mechanical speed reducers and related products for sale to original equipment manufacturers and distributors. The Electrical Group produces electric motors, power generation equipment and related products for sale to original equipment manufacturers and distributors.

   The Company evaluates performance based on the segments' income from operations. Corporate costs have been allocated to each group based primarily on the net sales of each group. The reported net sales of each segment are solely from external customers. No single customer accounts for 10% or more of the Company's net sales.

   The Company's products manufactured and sold outside the United States were approximately 4%, 3% and 3% of net sales in 2000, 1999 and 1998, respectively. Export sales from U.S. operations were approximately 6% of net sales in 2000, 7% in 1999 and 6% in 1998.

   Pertinent data for each industry segment in which the Company operated for the three years ended December 31, 2000 is as follows:

	(In Thousands of Dollars)
	Net	Income From	Identifiable		Capital	Depreciation and
	Sales	Operations	Assets		Expenditures	Amortization
2000
Mechanical Group	$244,249	$30,794	$142,145		$6,515	$9,663
Electrical Group	353,954	40,814	646,971	(A)	10,479	15,886
Total Regal-Beloit Corporation	$598,203	$71,608	$789,116		$16,994	$25,549

1999
Mechanical Group	$254,967	$35,732	$145,391		$4,257	$10,910
Electrical Group	295,694	36,708	359,709	(A)	7,165	12,142
Total Regal-Beloit Corporation	$550,661	$72,440	$505,100		$11,422	$23,052

1998
Mechanical Group	$284,023	$45,758	$163,740		$7,643	$10,767
Electrical Group	266,254	35,355	318,282	(A)	7,193	11,272
Total Regal-Beloit Corporation	$550,277	$81,113	$482,022		$14,836	$22,039

(A) Includes $316,295 in 2000, $143,314 in 1999 and $147,161 in 1998 of goodwill relating to Electrical Group acquisitions.

REGAL-BELOIT
Reports Of Independent Public Accountants and Management

Report of Independent Public Accountants

To the Shareholders of Regal-Beloit Corporation:

We have audited the accompanying consolidated balance sheets of REGAL-BELOIT CORPORATION (a Wisconsin Corporation) and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, shareholders' investment and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Regal-Beloit Corporation and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

                                                                                                                                                                /S/ Arthur Andersen LLP

Milwaukee, Wisconsin,                                                                                                                            ; Arthur Andersen LLP
January 25, 2001

Responsibility For Financial Statements

   The preceding financial statements of Regal-Beloit Corporation and related footnotes were prepared by management, which is responsible for their integrity and objectivity. The statements have been prepared in conformity with accounting principles generally accepted in the United States, which have been applied on a consistent basis.

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

/S/ James L. Packard	/S/ Kenneth F. Kaplan

James L. Packard	Kenneth F. Kaplan
Chairman, President,	Vice President, Chief Financial Officer,
Chief Executive Officer	and Secretary

Exhibit 21

REGAL-BELOIT  DIVISIONS & SUBSIDIARIES

Mechanical Group		Electrical Group

Durst	Regal Cutting Tools	Motor Technologies	International
Shopiere, WI	South Beloit, IL	Group Headquarters
		Wausau, WI	Leeson Canada
Electra-Gear	Velvet Drive		Ontario, Canada
Anaheim, CA	Transmissions	Leeson Electric
	New Bedford, MA	Grafton, WI	Marathon Electric
Foote-Jones/Illinois Gear			Singapore
Chicago, IL	International	Lincoln Motors
		Cleveland, OH	Marathon Electric
Grove Gear	Costruzioni Meccaniche		Leicestershire, England
Union Grove, WI	Legnanesi	Marathon Electric
	Legnano, Italy	Wausau, WI	Thomson Technology
Hub City			British Columbia, Canada
Aberdeen, SD	Mastergear GmbH	Marathon Special
	Neu-Anspach, Germany	Products
Mastergear		Bowling Green, OH
South Beloit, IL	Opperman Mastergear
Newbury, England
Ohio/Richmond Gear
Liberty, SC

Shareholder Information

Corporate Headquarters
   Regal-Beloit Corporation
   200 State Street, Beloit, WI 53511-6254
   Phone: (608) 364-8800 Fax: (608) 364-8818
   Website: www.regal-beloit.com

Transfer Agent, Registrar and Dividend Disbursing Agent
   First Class, Registered & Certified Mail
   Fleet National Bank
   c/o EquiServe
   P.O. Box 43010
   Providence, RI 02940-3010
   Investor Relations Number: 781-575-3400
   Internet Address: http://www.EquiServe.com

Have you received your cash dividends?
   During 2000, four quarterly cash dividends were declared on Regal-Beloit Corporation common stock.

   If you have not received all dividends to which you are entitled, please write or call EquiServe at the address above.

Cash Dividends and Stock Splits
   Regal-Beloit Corporation paid its first cash dividend in January, 1961. Since that date, Regal-Beloit has paid 162 consecutive quarterly dividends through January, 2001. The Company has raised cash dividends 33 times in the 40 years these dividends have been paid. The dividend has never been reduced. The Company has also declared and issued 15 stock splits/dividends since inception.

Notice of Annual Meeting
   The Annual Meeting of Shareholders will be held at 10:30 a.m., C.D.T., on Wednesday, April 18, 2001, at the
   Corporate Offices, 200 State Street, Beloit, Wisconsin.

Public Information and Reports
   Shareholders can view Company documents in a variety of ways: over the internet on the Company's website at regal-beloit.com, through general stock information websites or on the United States Government's Edgar website at www.sec.gov. Shareholders may also request from the Company copies of news releases or Forms 10-K and 10-Q as filed by the Company with the
   Securities and Exchange Commission. Please direct information requests to:

              Regal-Beloit Corporation
              Attn: Investor Relations
              200 State Street, Beloit, WI 53511-6254
              Phone: 608-364-8800, Fax: 608-364-8818
              Website: www.regal-beloit.com

Auditors
   Arthur Andersen LLP, Milwaukee, Wisconsin.

Regal-Beloit Corporation is a Wisconsin Corporation listed since 1976 on the American Stock Exchange® under the symbol RBC.